

PARDON OUR DUST 2

Shurgard takes remodeling to a new, higher level



VIEW FROM THE TOP 5

Shurgard Chairman and CEO Chuck Barbo looks back on a year of firsts



BOULEVARD OF BARGAINS 8

Take the 450-mile trail of treasures through America's largest yard sale

SHURGARD REVIEW

2004 ANNUAL REPORT

Shurgard Storage Centers, Inc. International Edition www.shurgard.com

Meeting of the minds

Shurgard's brain trust gathers at first global management conference



© Molina Maro

MULTIPLE MEETINGS: *(Left to right)* Dave Grant, Shurgard's president and chief operating officer; Tom Porter, lead independent director; and Bruno Roqueplo, president of Shurgard's European operations, exchange mid-conference thoughts while other execs hold their own mini-meetings during the company's December 2004 global management gathering.

SEATTLE, WASHINGTON —

To the casual observer, it looked like yet another business conference in yet another hotel meeting room. Upon closer inspection, the December 2004 gathering was nothing short of groundbreaking.

For the first time since the company was founded 33 years ago—and in the 10 years since making its first foray into Europe—Shurgard held a global management meeting, bringing together the company's seven country managers from Europe, six domestic regional vice presidents, seven members of the board of directors, and more than a dozen senior managers from both continents.

The gathering afforded an opportunity to share best practices, discuss common challenges, and for many, simply meet colleagues face-to-face. The conference was a logical follow-up to the company's 2003 buyout of three major investors in its European portfolio, and the acquisition of another minor interest in 2004. Shurgard wrapped up 2004 with an 87.23 percent stake in its European operations, and held a majority ownership for the full year.

At the two-day conference, Shurgard leaders in operations, real estate, finance, legal affairs, and information technology presented and discussed their business plans to take advantage of the collective wisdom assembled. Based on the success of the first forum, Shurgard leaders are planning another for the end of 2005.

Stefan Nilsson, Shurgard's country manager in Denmark, was struck by how discussions focused on "the similarities between the two continents instead of all the differences." He adds, "We all share so much knowledge and so many common challenges in our everyday business, the conversations were very fruitful. I left with new energy and many new ideas to implement back home."

The exchange of ideas actually started in advance of the conference, when each of the European country managers touched down in one of five cities across the U.S. to spend time with their domestic counterparts.

Jim McNamee, regional vice president for California and Oregon, hosted Nilsson and Burkhart Franz, Shurgard's aptly named regional director for France and southern Europe. While his European colleagues were eager to look into how U.S. stores manage operational details, McNamee was grateful for the chance to learn from the Europeans. "Most of our European executives don't have previous self storage experience, because the concept is so new there," McNamee says. "To me, that's the real advantage of getting together. Our European team isn't made up of industry insiders—they're much more broad-based, so we get far more interesting perspectives, which make our group even stronger."

This cross-pollination of thinking is part of a bigger picture Shurgard sees as it moves to become a truly unified international company. "We are always seeking to take full advantage of the information gathered on two continents," says Dave Grant, Shurgard's president and chief operating officer. "Between Europe and North America, we've amassed tremendous knowledge of the self storage business, and can apply what we've learned to our benefit on either side of the Atlantic."

> *"We can apply what we've learned to our benefit on either side of the Atlantic."*
>
> DAVE GRANT
> Shurgard President and Chief Operating Officer

Grant, who headed up Shurgard's European operation from 1996 through 2002, believes that operating on a global scale, rather than just domestically, gives the company many more options for success. "If, for instance, real estate that meets our standards is overpriced domestically, we can shift our efforts to the European markets," he says. "The same goes for financing sources. If capital is more readily available in Europe, it's easier for us to tap into financing because we're a significant business there, and we have become well known to many European financial institutions."

Grant adds, "Other storage companies with a largely American focus just don't have the same options, and it would take them considerable time to go to Europe, learn the ropes, and become competitive." Citing the experience of the company's European team, Grant notes, "Our 540 employees today have collectively spent more than 2,000 years in the storage industry. When I first arrived in Brussels in 1996, the collective industry experience of our employees in Europe was a mere three years."

The equity shift that opened the door to Shurgard's first global conference had its beginnings in 1999. The company had been operating storage centers in Europe for four years, and was convinced of the potential of its concept overseas. Shurgard then sought outside investment to allow for the rapid construction of new stores, and the company and its partners sold 43.3 percent of their equity in Shurgard Europe to Deutsche Bank, the Fremont Group, AIG, and Credit Suisse First Boston.

With the financial backing of the new partners, Shurgard Europe was able to expand to nearly 125 stores in five years. As the original partnerships are being phased out, Grant says the company's ability to secure capital for additional development continues to grow. "The better known our brand is in Europe, the more access we're gaining to funding sources we likely wouldn't have if we were operating only in the U.S." Grant points to a $350 million credit line the company arranged in early 2005 with such international institutions as Royal Bank of Scotland, Société Générale, and KBC Bank, the largest bank in Belgium.

Please see GLOBAL MANAGEMENT | Page 3

New faces, new roles mark upbeat 2004

Revenue, NOI, and stock price hit record highs

SEATTLE, WASHINGTON —

Shurgard wrapped up 2004 with a new organizational structure, new key finance executives, and a new look to its balance sheet, following the completion of the first full year of operation as majority owner of its European subsidiary (see *Meeting of the minds* on this page). While executing these major changes, the company didn't lose a step in minding its core business, posting growth in total revenue, net operating income, and number of stores.

"I can't think of a time when we tackled so many sizable, fundamental issues as we did in 2004," says Dave Grant, Shurgard's president and chief operating officer. "Fortunately, much of that hard work is behind us now, so we're in an even better position to take advantage of opportunities coming our way."

On the domestic front, Grant oversaw the implementation of a system of regional vice presidents, where real estate and bottom-line operating responsibilities were transferred from headquarters to executives closer to the action. The six regional VPs, based in cities from Washington, D.C. to Los Angeles, report directly to Grant and receive support for retail operations, human resources, accounting, and finance from the Seattle headquarters.

"We moved to this style of organization because we saw it work so well for us in Europe, where we have seven country managers in place," Grant reports. "There, because of language, cultural, and legal differences, you truly must have local experts, but the need is just as great in the U.S. to put decision-making—especially about real estate investment—in the hands of people who have a strong connection to their local markets."

While the regional structure was taking shape, Shurgard also made several moves to handle the company's expansion, as well as bolster its financial reporting and oversight capabilities. In January, Terry Prether was brought in as vice president and chief information officer to head the company's technology efforts. In May, Dev Ghose joined Shurgard as chief financial officer designee, and took on full CFO responsibilities in September. May also saw the addition of a director of internal audit, while a corporate controller joined the company in October. Finally, just before the year's end, Jane Orenstein, a five-year Shurgard veteran, was elevated to vice president, general counsel, and corporate secretary.



NEW CFO: Dev Ghose joined Shurgard as chief financial officer in 2004, after 16 years with Health Care Property Investors, a $3.6 billion publicly traded REIT.

While these senior management additions were largely in response to the growth of the company and the recent acquisition of the majority interest in its European operations, the new executives will also help Shurgard comply with the Sarbanes-Oxley Act, passed by the U.S. Congress in 2002. The act calls for much more stringent financial controls and reporting in the wake of the Enron and WorldCom failures.

"I'm not sure most shareholders are aware of just how sweeping the Sarbanes-Oxley-imposed changes are on public companies," offers Ghose, Shurgard's new CFO. "They affect accounting procedures and internal controls, naturally, but also how companies archive e-mails, manage their human resources policies, and administer physical and electronic security.

"With so many areas being touched, it was unlikely that every company—Shurgard included—would be able to meet the new standards by the December 31, 2004 target. In fact, our auditors, PricewaterhouseCoopers, say they expected as many as 20 percent of public companies wouldn't be in full compliance at the end of their fiscal years."

Ghose notes that Sarbanes-Oxley compliance has been doubly challenging for Shurgard because the company met with "the perfect storm" of bringing in new auditors, restating earnings, and

Please see NEW FACES | Page 3

IN THIS ISSUE:

PUBLISHED BY:

Shurgard Storage Centers, Inc.
1155 Valley Street
P.O. Box 900933
Seattle, Washington 98109 USA
1-800-947-8673
206-624-8100 Phone
206-624-1645 Fax
www.shurgard.com

FROM THE EDITOR'S DESK

Guide to what's inside

Welcome to the 2004 edition of the *Shurgard Review*. Even if you don't read every article, it won't take long for you to get the sense that some rather significant events took place at Shurgard last year.

During 2004, the company bolstered its leadership team to add to its management strength *(New faces, new roles, Page 1)* and enhance its corporate governance capabilities *(Board member takes lead role, Page 6)*.

While these moves were plenty newsworthy, the bigger event of the year past was the consolidation of financial reporting for Shurgard's European and U.S. operations. This change was made possible for the first time by the enactment of new accounting rules. The consolidated financial reporting was also given an assist by the acquisition of a majority share of the company's subsidiary, Shurgard Europe, during 2003 *(Meeting of the minds, Page 1)*.

Chuck Barbo, Shurgard's chairman and CEO, speaks to the significance of this "new look" for Shurgard in his yearly report to shareholders *(Head of the class, Page 5)*. Barbo explains that the company's financial performance *(Shurgard by the numbers, Page 12)* now reflects a much larger organization—one with considerable "embedded growth" potential, owing to the large number of new stores still in the rent-up phase.

With Shurgard owning more stores in the early stages of their life cycles, there are more demands on the marketing and sales teams to help fill them up. As you'll read *(Grand openings, Page 3)*, they've done a first-rate job on two continents.

We hope you find this report both interesting and confirming of your decision to invest in, do business with, or work at Shurgard. In fact, we hope you'll take a minute to share your opinion about this annual report by dropping an e-mail to editor@shurgard.com.

Finally, if you'll allow an editor to have a favorite story, I hope you'll take a look at the profiles of some of Shurgard's top store managers *(A dozen good eggs, Page 7)*. When all is said and done, it's the people in the stores who make Shurgard successful, and—as you'll see—they're terrific.

Now everything from this editor's desk is said and done, except this: Thanks for reading this year's *Shurgard Review*.

SHURGARD REVIEW
2004 ANNUAL REPORT

GENERAL INFORMATION
1-800-947-8873
206-624-8100 Phone
206-624-1645 Fax
www.shurgard.com
www.shurgardeurope.com

STORAGE CENTER INFORMATION
1-800-SHURGARD (1-800-748-7427)

INVESTOR INFORMATION
Harrell Beck, Chief Investment Officer
Stuart Blackie, Director of Capital Markets
Shurgard Storage Centers, Inc.
1155 Valley Street
P.O. Box 900933
Seattle, Washington 98109
1-800-582-0238
206-652-3700 Fax
investorrelations@shurgard.com
http://investorrelations.shurgard.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
1-800-937-5449 Shareholder Relations
1-800-278-4353 Dividend Reinvestment
info@amstock.com
www.amstock.com

FORM 10-K
A copy of Shurgard's Form 10-K is included with this annual report. The Form 10-K may also be viewed on the Internet at http://investorrelations.shurgard.com.

ANNUAL MEETING
Friday, May 6, 2005 - 10:00 A.M.
Benaroya Hall
200 University Street
Seattle, Washington 98101

OUTSIDE COUNSEL
Perkins Coie LLP
Seattle, Washington

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Seattle, Washington

STOCK LISTING
New York Stock Exchange, under the symbol "SHU"



© Visual Environments

IN WITH THE NEW: This artist's rendering shows the three-story building now under construction at Shurgard's location in Beaverton, Oregon. The new 600-plus-unit structure will replace several outmoded buildings with only 208 storage spaces *(see inset, bottom left)*.

Shurgard takes makeovers to the extreme

Redevelopments make storage centers on great real estate ready for prime time

PORTLAND, OREGON — Just scan through the TV listings, and you can see what's on the minds (or at least on the plasma screens) of Americans these days. There's obviously a lot of fascination with crime and amateur talent competitions. A series combining the two can't be far off. Reality shows featuring the swallowing of bugs, the swapping of wives, and the firing of apprentices are also popular distractions from the more mundane reality of viewers' lives. The big surprise, however, when you watch what people are watching, is the growing interest in shows involving the total destruction and near-instant reconstruction of homes.

Given this trend, there's little doubt that some new productions from Shurgard would be top-rated if only there were a Storage Cable Network. In fact, the bulldozers have already paid a visit to Shurgard's storage center in Beaverton, Oregon, an upscale suburb just west of Portland, where construction is underway on a new three-story building. It's all part of a program to redevelop older Shurgard storage properties across the country.

"Where do we have very good real estate that is underutilized, in an underserved market, and where barriers to competitors' entry are high?" asks Regional Vice President Jim McNamee. "And where do we have stores that don't live up to our promise to customers to 'expect more'? When we identify locations that check off all of these boxes, they're prime candidates for redevelopment."

Beaverton was a "perfect bad example," according to McNamee. Built in 1974, the small, aging store wasn't up to modern standards, with narrow doorways, an awkward layout, and an office so cramped "you had to go outside to change your mind," McNamee jokes. Yet for all its shortcomings, the storage center sat on prime real estate and was consistently full.

"In recent years, Beaverton has become a very upscale community—home to Nike, Intel, and lots of young professionals," reports Steve Tangney, Shurgard's real estate manager for California and Oregon. "Plus, in this area it's very difficult to acquire more real estate, and Beaverton has become extremely restrictive with properties such as self storage."

Tangney points to aerial photographs that vividly show how the Shurgard property sits right in the middle of extensive retail and commercial development. The site is on Cornell Road, an arterial used daily by nearly 25,000 cars. Meanwhile, U.S. Highway 26 skirts the back of the property, offering excellent visibility to the 94,000 motorists who drive that stretch daily. Just east of the Shurgard store is a major shopping mall, while several grocery stores and "big box" retailers are nearby.

Shurgard Market Manager John Eisenbarth explains that since the storage center was acquired by Shurgard in 1986, tremendous growth in the area has turned the site into "an incredible piece of real estate. We couldn't go out and buy a better piece of property today," he says.



OUT WITH THE OLD: Demolition crews make way for the construction of the new store in Beaverton, Oregon. The original storage center was built in 1974.

"And if something comparable were available, we wouldn't be able to afford it."

The plan at Beaverton is to replace three older one-story buildings with the new three-story structure in order to nearly triple the amount of rentable space while occupying the same real estate.

When the project is complete in the summer of 2005, the Beaverton store will have been remade from an unattractive 208-unit storage center to a state-of-the-art facility with just over 600 spaces, the majority of which will be temperature-controlled.

Fronting busy Cornell Road will be a large office and retail space for selling packing supplies, new windows that will let motorists see they are unmistakably passing by a storage center, and a new architectural feature: Shurgard's trademark lighthouse. "In a word, we're taking old, tired storage and turning it into the best product in the marketplace," Eisenbarth says.

To prepare the store for its November 2004 demolition, Eisenbarth, District Manager Greg Goheen, and Beaverton Manager Sean Eaton took on the delicate task of informing customers they'd have to pack up their belongings. Shurgard offered to pay the cost of moving current customers' goods to another of the company's Portland-area stores, and then moving them back again when the construction is completed.

"More than half our customers gave us the thumbs up on this," Eisenbarth says. "Others moved out, and we lost some to attrition, but thanks to heroic efforts from Sean, Greg, and our neighboring store teams, all went very smoothly." Ironically, Eisenbarth notes that for most of his career at Shurgard, the pressure has been to attract customers, not send them away. "If you think filling up stores has its challenges," he laughs, "just try to empty one out!"

McNamee reports that construction is moving ahead, and he's looking forward to hanging up the "open for business" sign once again. "Revenue growth over time is obviously important, and with the improvements we're making, we believe growth in the store's net operating income will dramatically improve."

Fueling McNamee's fire is his realization that "at Beaverton, we were earning rental rates near the top of the scale, and that's at a store that was definitely vintage 1974."

Three hours up Interstate 5, another makeover is taking place at Shurgard's Shoreline store, just north of downtown Seattle. Like its Beaverton cousin, this aging center was built in the 1970s and purchased by Shurgard in the mid-1980s. The mammoth six-plus-acre site is on Aurora Avenue, the major north-south commercial highway in the city.

Jeff Mikus, asset manager for Shurgard, points out that 35,000 cars a day pass by the Shoreline property. "We're definitely on an attractive piece of real estate," he says, "but the store itself was

Please see MAKEOVERS | Page 6

Route to new stores seldom a straight path

Roundabout road taken to open new Shurgard on famous Long Beach circle



ALL ROADS LEAD TO SHURGARD: Shurgard's new store sits at the bottom center of the Long Beach Traffic Circle, a historic hub leading to the San Diego Freeway, Long Beach Airport, Orange County beach communities, and downtown Long Beach. *(You'll find another photo of this Shurgard on the cover of this year's Form 10-K.)*

LONG BEACH, CALIFORNIA — Even the most avid sports fan would be hard-pressed to come up with lasting legacies from the 1932 summer Olympic Games held in Los Angeles. In fact, there were plenty. The '32 Olympics were the games that introduced Babe Didrikson Zaharias to the world. The double gold medalist in track and field went on to become the greatest female golfer of her time. Buster Crabbe, Hollywood's Buck Rogers, was an American gold-medal winner in swimming. The L.A. Olympics were also the first to feature a winners' stand and the now-traditional playing of the national anthem from the medalists' home countries.

These Olympics, held 73 years ago, left another mark on the world—or at least on the city of Long Beach. An immense traffic roundabout, similar to those used in Europe, was built in 1932 at the intersection of the Pacific Coast Highway and Lakewood Boulevard. Designed to help visitors make their way to Long Beach Harbor, the site of the Olympics' sailboat racing events, the Long Beach Traffic Circle is one of the most recognized landmarks in this Southern California city of nearly a half million residents.

The roundabout is still safely routing traffic today, only now an estimated 60,000 cars travel the circle daily, making it a curving crossroads for those driving between the Long Beach Airport, the San Diego Freeway, downtown Long Beach, and the beach communities of Orange County. Not only is it a rare feat of traffic engineering, the busy Traffic Circle is also the perfect site for a self storage center.

That was the opinion of Doug Simpson and Jeff Weber when a broker called their attention to two neighboring parcels of real estate for sale, with one fronting the Traffic Circle. Simpson and Weber are principals of Resco Self Storage, Shurgard's exclusive development partner in Southern California. Together, the two companies have built 12 of the network's most architecturally striking and successful storage centers.

When the Traffic Circle site became available in 1999, Simpson quickly consulted with Shurgard Vice President and Real Estate Manager Mark Hall to see what was possible. Both Simpson and Hall were intrigued by the high traffic counts, the well-known location, and the realization that 250,000 people live within a three-mile radius of the site. Realists, they also knew there would be hurdles to jump. "You can get the second-rate sites in a heartbeat," Hall says, "but the truly exceptional ones always seem to take creativity, persistence, and then a little more persistence."

In the case of the Traffic Circle site, the obstacles to development included buying two pieces of property from two separate owners, finding a way to terminate a pre-existing lease for a billboard on one of the parcels, dealing with the environmental issues surrounding two abandoned oil wells on the property, rerouting storm water drainage, and overcoming a 28-foot building height limit that would have made the storage center too small to be profitable.

Slowly but surely, the Resco and Shurgard development team made progress. Working with the seller, environmental cleanup began in February 2000 to contend with crude oil spilled when the now-retired wells were in operation. While that heavily scrutinized project was underway, the billboard lease was canceled and the advertising sign structure removed in December 2000—a year and a half after Simpson and Weber were first approached to buy the properties. That same month, the sale of the first of the two properties closed, while the second sale was finalized in August 2001.

"You might think it would be smooth sailing from that point," says Hall, "but that's not how it goes with the most challenging and rewarding self storage development projects." It took most of the next year to win a variance to increase the building's height from the allowed 28 feet to a more workable 35 feet. With the added height, Shurgard was able to design a 91,700-square-foot building with 667 temperature-controlled storage spaces on four floors, one of which is underground.

The Long Beach planning commission also had to grant approvals for Shurgard's exterior design. In the end, city officials wanted to see a storage center that looked like an office building, so Shurgard's architects responded with a plan incorporating faux cornerstones, decorative brickwork, a classic roofline, extensive tinted windows, and generous landscaping.

With a building permit finally in hand, construction began in October 2002, and almost a year later, in August 2003, the Traffic Circle Shurgard opened its doors. As it turned out, the patience and persistence were well worth it, as hundreds of new customers came through those doors during the first year. By August 2004, the store was practically full, and occupancy held up even during the slower winter months.

"This is quite an underserved trade area," enthuses Regional Vice President Jim McNamee. "And since we've opened, restrictions on the number of storage businesses allowed in certain zoning areas have been dialed up substantially. For us, that's one of the best barriers to competition we could ask for."

McNamee says that while the Traffic Circle store came with a unique set of challenges, it's not unusual for Resco and Shurgard to have to go the extra mile to land the best locations. "Competitors aren't usually willing to do that," he observes. "But we think it's always worth it to hang in there and build on the locations everyone else thinks are next to impossible to get. Do that, and you're in good shape to wind up with a store that can command top rates and pose a real problem for would-be competitors."

Putting the "grand" in grand openings

Shurgard gets creative to give new stores a running start


DE 1 À 50M²
particuliers
50,000
client
Shurgard Europe
SHURGARD
WE HAVE A WINNER: Burkhart Franz, Shurgard's regional director for France and southern Europe, announces that Danièle Tardy is the company's 50,000th customer in Europe. Tardy won a trip to Holland as part of grand opening festivities at the new Wambrechies store, near Lille, France.

LILLE, FRANCE — In the movie *Field of Dreams*, Kevin Costner's character, farmer Ray Kinsella, is standing in the middle of his Iowa cornfield when he first hears the voice: "If you build it, he will come." After hearing the voice many times more and having a dream about a baseball diamond, Kinsella finally gets the message. He builds a pristine ballpark in the middle of his cornfield and — sure enough — he *does* come. "He" is Shoeless Joe Jackson, the slugging outfielder of the 1919 Chicago White Sox World Series team.

It's a long way from Iowa to northern France, but the American film has obviously made the trip. "If you build it, they *will* come — but a little encouragement never hurt," laughs Frank Boot, Shurgard's marketing director for Europe. He adds, "While it's absolutely fundamental to the success of a new store to find the right site and build the right kind of store, you still need a plan to attract customers to it."

Fortunately, Boot and his Shurgard colleagues on two continents have those plans, and they've been paying off, as seen at some of the company's recently completed storage centers.

When the late September 2004 opening of the company's storage center in Wambrechies, near Lille, France, was still weeks away, Marketing Managers Jorge de Carvalho and Sandrine Jobbin, along with Store Manager Franck de Boecker, made the rounds of the local press to garner coverage for Shurgard. In France, where the idea of self storage is still new, there's quite a bit more interest than you'd expect. The local daily newspaper, *La Voix du Nord*, ran a large photo feature on the new store, while de Boecker was interviewed by FR3, a French television network, for its regional evening newscast.

For the grand opening day, Shurgard rode with a proven winner, arranging for the star of past grand openings — a replica of the magical race car featured in the movie *Chitty Chitty Bang Bang* — to tour the Lille area before rolling into the store's parking lot. The eye-catching roadster typically creates a crowd on its own, but the grand opening team increased the draw by setting up a photographer to snap Shurgard visitors posing in front of Chitty and next to a local beauty queen, Miss Lille Flandres.


LAUNCH PARTY: Shurgard's Ballinger Way store in Seattle is decked out for its May 2004 opening. The new storage center was more than 85 percent occupied by the end of the year.

The grand opening was also timed to coincide with Wambrechies Discovery Days, a weekend community festival, and Eurotoy 2004, a busy trade show taking place near the Shurgard site.

Leaving nothing to chance, the Wambrechies crew orchestrated one final incentive for locals to become patrons of the new store: One of them would be named Shurgard's 50,000th European customer and the recipient of a weekend getaway at the Vuurtoren van Harlingen, a one-of-a-kind bed and breakfast built in a historic Dutch lighthouse. That honor was bestowed during a VIP event attended by some two hundred guests, including dignitaries and business leaders.

The winner, Danièle Tardy, chose Shurgard as a solution to the mounting collection of sales materials and samples she had accumulated as a representative for Miko Café Service of France, a coffee distributor. "I was looking for a flexible and inexpensive storage solution that allows me to pick up my materials whenever I need them," she says. "Shurgard will actually be like a partner in my business, because they'll take care of receiving orders and following up with deliveries."

Tardy wasn't the only winner at the grand opening event. Shurgard took the biggest prize, booking a handful of new customers during the festivities. "I remember when we reached our 500th customer in Europe at the third store we built here," recalls Boot. "Now, with 135 stores in seven European countries, we're really starting to refine our marketing process."

Opening new Shurgard stores on the other side of the Atlantic Ocean is a slightly different proposition. In the U.S., most people know what self storage is, so the challenge is to convince them to prefer — and do business with — your brand. Ideally, you line up customers even before the new store opens.

That was the mission of two field marketing reps assigned to stir up business for two new Shurgard storage centers that opened during 2004. Jeffrey Lindstrom went to work on the Ballinger Way store, just north of Seattle, 90 days before its May opening, while Casey Perry got busy on Denver's Highlands Ranch project several weeks in advance of its late October opening. For both Lindstrom and Perry, pre-leasing success came from a coordinated effort of signage, promotions, and plain, old-fashioned shoe leather.

Well before the stores were slated to open, a banner went up at each construction site counting down the days until the opening. The banner also displayed the store's phone number. When calls came in, they were automatically routed to the cellular phone of a Shurgard team member who could pre-lease storage spaces right on the spot. "People paid attention to that banner," enthuses Perry. "I attended a chamber of commerce meeting just before the store opened, and some of the members said to me, 'Only nine more days!'"

Perry and Lindstrom also hit the road. "I dropped off coupons with apartment managers each month, met with owners of local businesses and newspaper editors, went to chamber meetings, made presentations to real estate agents, and stuck flyers on 3,000 car windshields," says Lindstrom. "And that was before I got going on setting up special events."

Perry made many of the same rounds and also became involved with the Highlands Ranch Community Association, where she made it her goal to meet as many of the homeowner members as she could.

Realizing her store's trade area is right in the heart of "soccer mom" territory, Perry introduced herself to the Douglas County Soccer Association and arranged for them to use Shurgard as a staging area for a benefit garage sale planned for the spring.

Where in-person visits couldn't reach, direct mail campaigns did. For Ballinger Way, Lindstrom engineered a program of three direct mail offers before and just after the grand opening. He also worked out arrangements with Costco, Home Depot, a local grocery store, and a pizza restaurant to hand out coupons, stuff them in grocery bags, or attach them to delivered pizza boxes.

In Denver, mailings also hit the surrounding area, offering five free storage boxes to anyone visiting the new Shurgard. "A surprising number of people who showed up for free boxes also rented storage space," Perry reports. "When you get people down to the store, it almost sells itself."

In terms of building store traffic, both Perry and Lindstrom were on the same wavelength when Halloween rolled around. Lindstrom worked with the area's chamber of commerce and school district to hold a safe trick-or-treat night at the storage center. Each storage space in one hallway was turned over to a neighboring business to give away candy, host games, or serve free lattes to the parents. (This is, after all, a storage center in Seattle). "About twelve hundred people showed up," Lindstrom says, "and it's not a coincidence that we had a 4 percent bump in occupancy over the next two weeks."


SHURGARD
magazine
Déménagez
et restez zen !
SHURGARD
FOREIGN OBJECT: This faux magazine was mailed to 400,000 French residents to help bring in new customers.

Meanwhile, on Halloween night in Denver, a team member dressed in a costume that turned him into a living, breathing lighthouse handed out candy to several hundred kids. Their parents received Shurgard coupons at this community event held at a local recreation center.

The pre-opening and grand opening blitzes clearly paid off. All told, Lindstrom's tireless efforts in Seattle attracted at least 200 people to the new Shurgard on no less than five separate occasions. "In the U.S., the opening of a new storage center isn't exactly front-page news," he says, "so to bring out those kinds of crowds is pretty remarkable.

"After opening in May, the store hit an impressive 85 percent occupancy by mid-November," Lindstrom reports on his Ballinger Way efforts. "That means we achieved in less than six months what can normally take two years." Lindstrom also offers that sales of packing supplies have been booming, putting the new store in the top 25 percent of all Shurgard locations nationwide.

Business, like the weather, was slightly on the chilly side in Denver during the winter. Nevertheless, the Highlands Ranch Shurgard was one-third full by the end of January, just three months after opening. "We're all very excited about our location and all we've accomplished so far," says District Manager Robyn Jividen. "This store is in the middle of a growing community without much competition, so we expect good things will happen when the spring moving season arrives."

European Marketing Director Boot best sums up the payoff for a strong grand opening campaign. "The faster we rent up a new store, the faster we start making a good profit, and that helps fund the building of another new store," he says. "Then we get to do it all over again!"

GLOBAL MANAGEMENT *(continued from Page 1)*

Along with the changes in ownership of the European portfolio, Shurgard's financial reporting has also taken on a new format. Starting with the 2004 fiscal year, financial statements consolidate operations for the U.S. and Europe. "Because of recent changes in U.S. accounting rules, we are now allowed to report consolidated results," says Shurgard Chairman and CEO Chuck Barbo, noting that the consolidation "dramatically changes the look of our company."


THE NETHERLANDS
© Melina Mara

PROJECTED PROJECTIONS: Wim Van Beveren, Shurgard's regional director of the Benelux countries, shows global conference attendees the company's store count in the Netherlands before revealing growth plans.

He explains that combining the European stores with the domestic holdings changes Shurgard from a company with a relatively mature portfolio to one that's decidedly in growth mode. "While we now have a substantial number of stores in Europe to share the costs of building an organization there, it's still a new venture, as more than a hundred of the 135 stores there are less than five years old. In fact," Barbo adds, "at the end of 2004, just shy of 45 percent of the European stores had been open for business for three years or less.

"That's a ton of real estate still in the rent-up phase," he states, "so now when you look at our combined financial statements, you have to mentally adjust to the idea that we're sitting on a significant amount of growth potential.

"This reminds me of the self storage building boom we experienced in the U.S. during the 1980s," Barbo recalls. "Then, as now, you had to be a little patient to wait for those new stores to fill up and start generating a serious profit. In Europe, though, we have a unique opportunity to build a significant presence in the market before major competition arrives, so we plan to continue developing with the idea that the revenues will ultimately be there."

The opportunity Barbo mentions is the same one the company cited when it opened its first stores in Europe a decade ago. Then, the 250 million residents of the U.S. were served by more than 25,000 storage facilities, while an even greater number of Europeans could rent self storage at fewer than 200 locations, and most of those were concentrated in London.

While Shurgard alone has dramatically increased the total number of storage centers in Europe, there is still a long way to go to meet the expected demand. "The longer we do business in Europe, the more we see that Americans and their counterparts in Europe are remarkably similar in their consuming patterns and need for storage," Barbo says. "Now we're more unified than ever to serve that need. What's more, we're coming closer to the day when the name Shurgard will be synonymous with 'self storage' no matter what continent you're on."

NEW FACES *(continued from Page 1)*

dealing with the more rigorous regulatory environment, all while bringing majority ownership of the European entity onto the company's financial statements. "Even had all these events not taken place," Ghose says, "the complexity of Shurgard's business, with operations in eight countries, would make complying with Sarbanes-Oxley standards a difficult task.

"The real news for our shareholders," he adds, "is that we're continuing to strengthen our accounting and finance capabilities, and our core business has prospered during all this restructuring."

Chief Operating Officer Grant concurs, noting that in the past few years, the company has become significantly larger and more complex, "and yet through all this, we've been able to keep our operating performance in very good shape," he says.

True to Grant's words, the company hit historical highs in revenue, net operating income, number of stores, and stock price. Revenue in 2004 for the entire network of U.S. and European stores topped $425 million, while consolidated net operating income — total revenue less direct operating expenses and real estate taxes — reached $255.7 million.

Same-store results, which take into account only those locations that have been open at least 24 months, demonstrate the company's ability to maximize the return on properties that are out of the initial rent-up phase. For 2004, domestic same-store revenue increased to $288.1 million, an uptick of 4.6 percent over the prior year. Shurgard's European same-store portfolio turned in revenue of $73.2 million for the year, a 9.5 percent increase over 2003's $66.9 million.

Domestic same-store net operating income grew 5.5 percent during 2004, reaching a record $194.6 million, while the European same-store portfolio registered NOI of $42.7 million, up 9.1 percent over 2003.

Average rental rates in the domestic same-store pool increased slightly, moving from $11.30 per square foot in 2003 to $11.53 in 2004. In Europe, same-store rental rates rose from $21.17 per square foot in 2003 to $21.52 in 2004. Meanwhile, same-store occupancy in the U.S. improved during the year, gaining two percentage points to 85 percent, while same-store occupancy in Europe increased by five percentage points to 75 percent.

At the close of 2004, the overall portfolio of 633 stores included storage centers operating in eight countries and 22 U.S. states, offering approximately 39.9 million square feet of storage space for rent. By comparison, Shurgard owned, leased, or managed 617 stores at 2003's year-end.

Adding to the portfolio count were nine new stores in the U.S. and another 13 in Europe, while six domestic properties were sold. During 2004, the company held grand openings in Detroit; West Paterson, New Jersey; Philadelphia; Columbia, South Carolina; Denver; Seattle; and Palm Springs and Northridge, California. An existing store was also acquired in Charlotte, North Carolina.

In Europe, new stores were added in Germany, France, Denmark, and the U.K., which was also the site of Shurgard's single overseas acquisition of an already-operating storage center.

Shurgard's growth and performance likely helped drive investor interest. The price of the company's stock increased from $37.65 at the beginning of 2004 to $44.01 at year's end — a 17 percent jump. The stock price appreciation, along with the value of quarterly dividends paid, yielded a total return for the year of nearly 23 percent.

"Last year didn't lack for new developments or interesting twists," Grant reflects. "But now we're on a much straighter path in 2005, where we can finesse and build on all those new initiatives."

COMINGS AND GOINGS

Senior board member Jim Smith retires

SEATTLE, WASHINGTON —

After more than 10 years and countless meetings as a Shurgard board member, Wendell J. "Jim" Smith announced his retirement from the board in December 2004.

One of the original outside directors nominated when Shurgard went public in 1994, Smith was the most senior member of the group. The year he joined the board, Shurgard had fewer than 250 stores, compared to more than 600 today, and had yet to begin operating in Europe.

"Jim was one of the first to see the opportunities that awaited us abroad," recalls Chairman and CEO Chuck Barbo. "He encouraged us to pursue establishing a beachhead in Europe to take advantage of the extraordinary demand we all believe exists there."

Smith's long career in real estate investing helped him earn the ear and respect of his fellow board members. He started his career in 1964 as an assistant mortgage loan specialist at CalPERS, the State of California Public Employees Retirement System, the nation's largest public pension fund. By the time he left nearly 30 years later, he was responsible for all real estate investments in a portfolio worth more than $60 billion.



WENDELL J. "JIM" SMITH: Leaves board after 10 years of service.

Even before the emergence of the Sarbanes-Oxley Act and today's greater emphasis on corporate governance, Smith was an advocate for a strong, independent board. "First and foremost, we look to protect the interests of our shareholders," he says. But he sees an equally important role for the outside directors to provide expertise about the company's business.

In that regard, Smith had a lot to give. "Jim knows real estate like few others," remarks fellow board member Tom Porter. "He has the utmost integrity, and is probably the kindest man I've ever met. He is always extremely sincere in dealing with people."

Barbo concurs, saying, "He's a tremendous individual—as a business leader and as a human being. I consider myself very fortunate to have had more than a decade's worth of his counsel and leadership."

Pruitt joins Shurgard board

SEATTLE, WASHINGTON —

Gary E. Pruitt, the chairman and CEO of Univar N.V., has been named to Shurgard's board of directors to fill the vacancy created by the retirement of Wendell J. "Jim" Smith. As the head of a world leader in the chemical distribution field, Pruitt will bring significant experience in running a multinational corporation to Shurgard.

Univar, which posted sales of more than $5 billion in 2004, is a Dutch company, traded on the Euronext Amsterdam stock exchange, but has its management offices in Bellevue, Washington. With 195 distribution centers in the U.S. and Canada, and operations in 14 European nations, Univar has a presence in all eight of the countries where Shurgard operates storage centers.



GARY E. PRUITT: Joined Shurgard's board in January 2005.

According to Shurgard Chairman and CEO Chuck Barbo, Pruitt's strength is not only in international management, but also in finance. "With Gary's background as a CPA and then his tenure as Univar's CFO before being appointed chief executive officer, he is intimately familiar with the financial nuances of running a very large corporation," Barbo says. "As Shurgard grows increasingly complex from an accounting and financial standpoint, he brings a very important voice to our board."

An accounting graduate from Gonzaga University in Spokane, Washington, Pruitt was with a major accounting firm before joining Univar in 1978.

Over the next 23 years, he rose through the ranks, serving as executive vice president and chief financial officer. Following Univar's 1996 acquisition by Royal Vopak, a Dutch corporation that traces its roots back to the seventeenth century, Pruitt was appointed to the Vopak executive board in 2001. A short time later, he was elevated to chairman of the board. When Univar became an independent company again in mid-2002, Pruitt was appointed chairman and chief executive officer.

"Over the years I've been with Univar, we've grown from a regional to a national to a global organization," Pruitt says. "I'm eager to share all I've learned about managing that transition as Shurgard solidifies its position as an international company."

What's the difference between NAV and FFO? Learn PDQ.

by Todd N. Lebor

Independent portfolio manager and financial advisor

Learning about investing is like sitting down to a three-course meal of alphabet soup. If you invest your IRA in a B2B IPO that's not beloved by the IRS or SEC, the IRR could be DOA. One four-letter word you often hear the perplexed utter is "REIT!" They know what a real estate investment trust is. They're just not sure of the best way to determine if a REIT's stock price is fair. Should they use the NAV or FFO method? No problem. Guest columnist Todd Lebor will explain the whole thing FOC. That's Free of Charge.



"Religious freedom is my immediate goal, but my long-range plan is to go into real estate."

I often think of REITs as the Rodney Dangerfield of the investment world. They get no respect. Even after beating the major indices for the fifth year in a row, only a fortunate few, relatively speaking, have had the wisdom to add REITs to their portfolios. Perhaps it's the rudimentary understanding by the financial media of how REITs work, or it might be the relatively small market capitalization of most REITs that confine these tax-favored vehicles to investment purgatory. Whatever the reason, deciphering the alphabet soup of FFO, NAV, NOI, and other acronyms associated with REIT investing is a good start to easing investor fears of the unknown.

Today, we concentrate on NAV. Before understanding NAV, or net asset value, let's review the more common approach to valuing REITs—the FFO multiple.

FFO stands for funds from operations, and FFO per share is the REIT world's rough equivalent of earnings per share (EPS). If I may oversimplify, FFO per share is EPS with depreciation added back and gains on property sales deducted. Investors concentrate on FFO multiples because they're easy to compute and readily available. Also, FFO is mostly objective, meaning that if a hundred analysts were asked to calculate FFO, most would come up with the same number.

Investors (this one included) love certainty, and FFO delivers. Unfortunately, FFO lacks the prognosticating power of NAV because, like EPS multiples, FFO multiples concentrate on the recent historical performance of the REIT, not its future potential.

FFO multiples work best when analyzing mature, fully or pre-leased portfolios because for these types of properties, income is usually substantial from day one. But for property types that have to slowly build a customer base—such as apartments and self storage—FFO multiples can fail to capture the hidden value of unrented property.

This phenomenon also occurs in portfolios with lots of newer properties still in the rent-up phase. The lower the occupancy rate, the less accurate FFO multiples are. This brings us to NAV because, in my humble opinion, it gives you a better picture of what real estate is worth down the road—not just at the beginning of the journey.

In other words, NAV is a better measure of a REIT's stock market value because it is forward-looking. I think of it as comparable to a discounted cash flow (DCF) analysis for non-REIT equities. This method of determining a stock's value models future cash flows and discounts them back to the present. NAV does the same thing by modeling future cash flows and discounting them back. The key here is *future* cash flow.

If you're going to take your own crack at calculating NAV, good luck! Experienced Wall Street analysts with computers the size of boxcars do this for a living, and even they would tell you it's an imprecise science.

They might say that NAV is a simple calculation that requires some not-so-simple-to-determine variables. These variables and their subjectivity are another reason I believe NAV is not used as frequently as FFO multiples. As with any other valuation method, the better the input, the better the result. If you're willing to do your homework and make smart, subjective decisions, then I favor NAV.

Although this is a bit of an oversimplification, when analysts determine NAV, they divide an income stream (usually NOI, or net operating income, for REITs) by a discount rate and then subtract liabilities. If analysts then gross up the income stream to represent expected stabilized levels, it gives them an opportunity to capture the value of those unrented properties mentioned earlier.

The discount rate is much harder to come by and varies from analyst to analyst. The discount rate, or capitalization ("cap") rate, is the 800-pound gorilla of NAV valuation. Minor muscle flexes in the cap rate have major impacts on REIT valuations. To add another layer of complexity, cap rates vary dramatically by geographic region and property type.

When valuing a portfolio of hundreds, or even thousands, of individual properties, it's hard to determine the ideal cap rate that best represents all of them. Even all-knowing REIT management teams struggle with the appropriate cap rates for their portfolios. Also, these rates are subjective—there is no master list of appropriate cap rates.

One thing is certain with regard to cap rates: The lower the rate, the higher the REIT value. For example, if a portfolio has net operating income (NOI) of $100 million and liabilities of $350 million, the NAV using a 9 percent cap rate is $761 million ((100/.09)-350=761). An 8 percent cap rate yields an NAV of $900 million—an 18.2 percent increase in value for a one-percentage-point change in the cap rate.

Another near certainty in cap rates is conservatism. My experience as an insider in the REIT world leads me to believe most analysts' cap rates are conservative. That is to say, they're too high. Why? Perhaps it's the nature of analysts to be skeptical, or perhaps it's the lack of property-specific information. For instance, some REITs have sold off pieces of property and the real money they took to the bank yielded a cap rate *lower* than what the analysts had assumed. In other words, the property was worth more than what the analysts had surmised.

Here are some other cap rate truisms. The more predictable the income stream, the lower the cap rate. That makes sense, because when the dollars flowing in from tenants are more certain, the property would likely be a more valuable investment.

Hence, real estate with longer leases tends to be rewarded with lower cap rates. You might actually question the wisdom of this one, as some rather large companies have disappeared from the scene, leaving property owners holding the bag on defaulted leases. Long-term leases can also rob landlords of the ability to capitalize on opportunistic jumps in rental rates. Even so, analysts continue to favor longer leases when setting cap rates.

Tenant credit quality also impacts cap rates. The better the tenant, the more secure the rental income and thus, the lower the cap rate. And of course, that old real estate adage of "location, location, location" figures into an analyst's calculations. Solvent tenants, limited supply, and strong demand all help to lower a cap rate.

All of these factors play a hand in determining the appropriate cap rate for a REIT portfolio, but nothing is more important than management experience and discipline. Much of the NAV and share appreciation for REITs over the long term will come from management's ability to increase the value of individual properties by controlling costs, keeping their occupancy up, maximizing rents, and cultivating happy, loyal tenants.

So now you know a bit more about the pros and cons of FFO versus NAV when determining the value of a REIT stock. If you find it all a bit confusing, then remember the very unconfusing point I made earlier: REITs have outperformed the Dow Jones Industrial Average and S&P 500 for the past five years. There's a three-letter acronym that pretty well encapsulates what that means: WOW.

WHAT IS A REIT?

A REIT, or real estate investment trust, is a company whose assets are primarily made up of real estate. Many REITs are publicly traded and their shares are sold on major stock exchanges. Shurgard, for instance, trades under the symbol "SHU" on the New York Stock Exchange.

One major advantage REITs have over traditional stocks is that REITs don't pay corporate income tax on net earnings passed along to shareholders in the form of quarterly dividends. In fact, REITs are required to distribute at least 90 percent of their taxable earnings back to shareholders this way.

REITs also provide several advantages over buying real estate directly:

- Current income from dividends
- Liquidity of shares and ability to own real estate with relatively small investments
- Professional management of the real estate
- Portfolio diversification
- Performance monitored by independent boards of directors
- Analysis and auditing by the business and financial media

Todd N. Lebor is an independent portfolio manager and financial advisor in Chicago. Mr. Lebor was previously an equity analyst with Morningstar, Inc., where he covered the REIT and pharmaceutical industries. He's a CPA and graduate of the School of Management at Boston University.

The opinions contained in this article are those of the author and are not intended as investment advice of Shurgard Storage Centers, Inc.

TO OUR SHAREHOLDERS



© Janet Jensen

IT'S ACADEMIC: Meeting at the University of Washington's Suzzallo Library, Chuck Barbo, Shurgard chairman and CEO, answers questions posed by Liudmila Khomchanka, an M.B.A. candidate from Minsk, Belarus. Barbo has mentored business students at his alma mater for the past several years.

HEAD OF THE CLASS

Chuck Barbo, company founder, chairman, and CEO, takes time to do some teaching—about Shurgard, the year just past, and his personal thoughts on corporate governance

For the past several years, Shurgard Chairman and CEO Chuck Barbo has created enough blank slots in his schedule to mentor university business students. He has worked with two undergrads at Seattle Pacific University, and is now mentoring his third M.B.A. candidate from the business school at his alma mater, the University of Washington in Seattle. Liudmila Khomchanka, an M.B.A. candidate from Minsk, Belarus, met with Barbo to hear his opinions about the year past and what's ahead.

Thank you so much for getting together with me and giving me an inside look at Shurgard.

It truly is a pleasure. I started my career as a high school history teacher, and I've never left behind the desire to debate, discuss, and—more than that—continue to learn.

As the CEO, what sorts of things come to your mind at the end of a year that surely had challenges to contend with?

You know, after you've observed the same company for a while—and in my case, I've been watching Shurgard since we founded it in 1972—you can overlook the peaks and valleys a bit and see the larger lay of the land.

For Shurgard, it's quite a picture. We started with one storage center in Tumwater, Washington, and now we have more than 630 stores in eight countries. We originally financed the company with a modest bank loan, and now we have total assets of close to $3.6 billion.

If you just tuned into this show, you could assume Shurgard has always been a significant entity, but that's not the reality. And it's been both amazing and humbling to be part of this steady transition of the company into an important, thriving global business.

The year 2004, for all its challenges, will be remembered by me as the year we celebrated our 10th anniversary as a public company. If you go back and look at what our shares sold for in 1994, we came on the market at $18.90. Compare that to the $44.01 where we closed out 2004, factor in dividends, and you're looking at a 16 percent average internal rate of return. That's pretty admirable in anyone's book.

So I look at 2004 as a good year. Our operating performance was quite strong, especially in the U.S., and when you look at upward trends on a same-store basis, you can see that we continued to maximize the return from our existing assets. To generate these positive results while dealing with a handful of significant structural changes is quite a testament to our philosophy and to the people running our stores who bring that philosophy to life.

What are those significant structural changes you're referring to?

It's hard to know where to start! In 2004, we experienced our first full year with a new management structure, where our regional vice presidents in the U.S. assumed full operating profit-and-loss responsibility for their territories.

This was also our first year working with PricewaterhouseCoopers, the new auditing firm that came aboard very early in 2004. After their appointment, they took great effort to become familiar with our business and review past financial statements, so that was another major undertaking last year.

We also added a number of new senior executives, with the appointment of a new chief financial officer, chief information officer, chief investment officer, and a new general counsel. All these additions went quite smoothly, but they were significant changes nonetheless.

Finally, 2004 was the first full year we owned a majority interest in our European business, and for the first time, we were able to prepare one set of consolidated financial statements for both the U.S. and European operations.

I honestly can't think of another year in the company's history when more was going on at a high level, and yet—as I said—we kept our focus and turned out very positive results at the store level.

What does it mean to the average shareholder that Shurgard now owns a majority interest in its European business?

It means we'll continue to build and operate stores in the U.S. and abroad just as always. But if you're the kind of investor who likes to study financial statements, you'll notice that ours have changed a fair amount.

In past years, because we reported our European operations separately, only the impact of the part Shurgard owned—and in some years that was as little as 7 percent—was reflected in our financial statements.

Because of new changes in accounting rules and our recent acquisition of a majority stake in the European business, we'll now consolidate our domestic and foreign financial statements.

The upshot is that we've brought into our total portfolio a number of properties that are still in the rent-up phase. So even though we've incurred the expense to build and operate those stores, the offsetting income we ultimately expect to see is still ramping up.

What this means is we have become a company where *actual* revenue shares the stage with net asset value, which takes into account *potential* revenue.

So you're saying investors should consider the net asset value of their Shurgard holdings?

Yes. Imagine if Shurgard built hotels instead of self storage centers. If you have a strong marketing program and you've built your hotel in the right place, you could conceivably open that hotel on your first day of business at 100 percent occupancy. In other words, the revenue would be fully there from day one.

Self storage doesn't work like that. It's nearly always a longer-term commitment, and customers typically aren't ready to buy unless they're going through a major life cycle event, such as a marriage, job change, or move. So storage customers tend to show up more gradually, and it can take up to 36 months for a storage facility to reach a stable occupancy level.

This has always been a fact of life in the storage business, and we have managed the slow revenue production of new storage centers by keeping them a relatively small percentage of our overall portfolio. Now, however, with our new majority interest in the European business, between 20 and 25 percent of our stores are in the rent-up phase.

You have to remember that we've only been operating in Europe for 10 years, and more than 100 of our 135 stores there are less than five years old. Those new stores represent a fair amount of embedded growth—or potential growth—in the company, and that's what net asset value more accurately reflects.

The other way of valuing a real estate business is by looking at FFO, or funds from operations. That's a great way to look at a more mature portfolio, but it may not sufficiently capture the upside of newer facilities.

It sounds like renting up those European stores is a top priority.

Maximizing occupancy is high on our agenda both domestically and in Europe. We're putting more energy and marketing money behind our store openings than ever before. For instance, we're now testing a new marketing strategy in Europe based on lifestyle types so we can put the most convincing message in front of the best prospects for each individual store.

However, I wouldn't say this is a higher priority than maximizing revenue at our existing stores—both in the U.S. and in Europe. That's always been a key part of our business plan.

Shurgard is the only major competitor in the self storage sector that's truly an international company. What has been the biggest challenge in moving from a domestic to a global focus?

Orin Smith, who will soon retire as Starbucks' CEO, spoke to our U.S. and European leadership group last December and made some great points about operating as a global company.

He said that Starbucks has found that to be truly international, you can't think of yourself as an American company with foreign operations. You have to treat the entire organization as a single, international entity, integrating your thought processes, operations, hiring practices, everything.

I think we strived to do this initially by encouraging some of our experienced American employees to work in Europe. Now we've started to bring some European employees to come work here, so we're actively seeking the cross-pollination of ideas that takes place when you refuse to be insular.

Of course, with Dave Grant as Shurgard's chief operating officer, we have someone leading the charge who will be respected and listened to both in the U.S. and Europe. He oversaw the building of the European business for eight years, and he knows—in fact, hired—most of the leadership there.

The next big challenge for us has to do with a shifting of our mind-set. Can Americans—who comprise most of our top management and board—think globally? If we can do that, then we're well on our way to being a successful worldwide organization.

In the meantime, we will continue to enjoy the benefits of our presence on two continents. The main advantage, of course, is that we can focus our business development activities where the opportunities are best. A less obvious but very important strength of being a two-continent company is that we now have greater access to capital at favorable rates, as a result of our exposure to a much wider array of lenders than we see here in the U.S.

You can't pick up a business magazine these days without reading about Sarbanes-Oxley and corporate governance. What's been the effect of all this on Shurgard?

This federal act is certainly well-intended, as no one would ever want to see a repeat of the crimes committed by a few less-than-scrupulous executives.

Still, I think shareholders of all companies need to know that the tightening of controls and reporting required by Sarbanes-Oxley adds significantly to a firm's administrative costs.

In the end, it's an expensive but very necessary process if investors are going to have full confidence in the American system of capital markets. As far as Shurgard is concerned, complying with Sarbanes-Oxley fits right in with our ongoing plans to build first-class systems and processes to help us make better-informed decisions.

Do you feel like Shurgard is in good shape to be certified as compliant with Sarbanes-Oxley?

If you're asking about the internal control requirements, then yes, I believe we'll eventually complete the steps necessary to be compliant. There are so many systems required that it was difficult to achieve compliance by the end of 2004. But I can assure you that we've devoted enormous resources—both human and financial—to getting these controls in place. So the compliance process is well underway, and we'll continue to work toward certification throughout the year.

I should add that in the long run, the most important corporate governance practice you have in a company is developing a strong culture and corporate values that stress integrity, character, and concern for the customer, shareholder, and employee.

I feel like we've always exemplified those values, so much of the activity for us in terms of corporate governance hasn't been to invent new standards, but to codify values that were already well in place.

With the many changes of 2004 behind you, what's the outlook for the year ahead?

Well, corporate governance will never be a once-and-done proposition, so you can expect we'll continue to add to our staff, controls, and reporting capabilities as we go forward.

But looking ahead, we'll continue to put our highest priority on creating value for our shareholders—and that means renting up our newer stores, maximizing rental rates, controlling expenses, and taking advantage of growth opportunities as they arise.

It's rather exciting to think about how well we did in 2004 in spite of all the major initiatives on the table. It gives me nothing but great hope for 2005.

Board member takes lead role to oversee checks and balances



© Melina Mara

TAKING THE LEAD: Tom Porter, Shurgard's new lead independent director, listens intently as regional vice presidents present their business plans at the company's first global conference in December 2004. Behind Porter, also taking in the presentation, are Peter Ågren *(left)*, country manager for Sweden, and Martin Brunkhorst *(right)*, country manager for Germany.

Porter named lead independent director to usher in new era of corporate governance

SEATTLE, WASHINGTON —

Tom Porter takes his job seriously. Considering what's at stake—in the smaller picture, the corporate health of Shurgard, and in the bigger picture, the very integrity of capitalism—his earnest approach is well-suited to the task at hand.

Porter was appointed lead independent director of Shurgard's board in July 2004. In his new role, he serves as the primary liaison between the board's independent directors and Chuck Barbo, Shurgard's chairman and chief executive officer. Porter also has the authority to convene the outside members of the board.

At Shurgard, as at many public companies, the CEO serves double duty as chairman of the board. The board is, in turn, made up of inside directors—those who hold executive positions with the company—and outside or independent directors, who are brought in for their objectivity and business experience. By creating the lead independent director position, a board provides for checks and balances to the chairman's role, and creates a more formal way to give feedback to senior management.

While the appointment of a lead independent director was rare as recently as three years ago, Congress' passage of the Sarbanes-Oxley Act in 2002, as well as new stock exchange rules spawned by the act, changed things virtually overnight. Written in response to the collapses of Enron, Arthur Andersen, and WorldCom, these new laws and rules hold companies far more accountable for their internal controls and require extensive reporting of company finances. They also elevate the role of independent directors and seek to eliminate conflicts of interest between management and shareholders.

Under Sarbanes-Oxley, naming a lead independent director has become an increasingly accepted way for public companies to assure themselves and their shareholders that the company's governance practices and ethical compass are both pointed in the right direction.

For Shurgard's board, the decision to name Porter as its lead director was easy. One of the board's more veteran members, he first invested in Shurgard in the 1970s, had a long history in management for one of the nation's top auditing and consulting firms, and was a senior executive in the banking industry. In addition to his impressive résumé, Porter also brings the right philosophy to the job.

"It's the responsibility of every business to do everything it can to restore trust and confidence for the investor," he says. "Under-pinning America is the success of free and open markets, and if investors are suspicious, then we're cutting into one of the great strengths of our capitalist system." Porter feels that Shurgard's board and management realize that the failings of the few have tainted investor confidence for all. "This is why the controls imposed by Sarbanes-Oxley, even though they may seem extreme, are absolutely necessary," Porter concludes.

The controls and reporting mandated by the act range from detailed procedures for archiving company e-mails to broader guidelines concerning the preparation of financial statements. For Porter, the rest of the board, and Shurgard management, getting the people and procedures in place to meet the new requirements has been a considerable undertaking. Porter cites a survey of board members of public companies recently conducted by an executive recruitment firm. The survey found that the average cost for a company to comply with Sarbanes-Oxley was expected to run around $5.1 million.

In Porter's estimation, the cost of compliance will also be sizable for Shurgard, but necessary and beneficial. "With operations on two continents, Shurgard is a very complex company from an accounting and financial standpoint," he says. "So the board's biggest issue is making sure the company has the bench strength to stay on top of all the reporting and controls necessary today—not just to satisfy the government, but to allow business decisions to be based on thorough information."

> *"This isn't a case where it's board versus management. All of us are completely on the same page."*
>
> TOM PORTER
> Shurgard
> Lead Independent Director

Among the additions to "the bench" the board has overseen in the past year are a new chief financial officer, chief information officer, corporate controller, director of internal audit, and director of financial reporting, as well as several additional staff for the company's accounting group.

"This isn't a case where it's board versus management," Porter says. "All of us are completely on the same page. We have a management team that knows what it needs to do to be stronger and is more than willing to improve."

As lead director, Porter's assignments include collaborating with management on setting up board agendas and schedules, presiding at executive sessions of the company's independent directors, acting as liaison between the board and senior management, identifying strategic issues for the board's consideration, spearheading the company's management succession planning, and ensuring that the board's corporate governance activities comply with applicable standards. Porter has also taken on the role of working with the company's business unit managers, as well as developing a program for his fellow board members to sharpen their governance skills.

"Board education is a big part of the process," says Porter, who also has university management and faculty positions on his résumé. "We're sending board members to conferences to learn and network with other board members, and we're making sure all of us get out into the field to visit stores and spend time with Shurgard's regional leadership."

Porter attended the Harvard Business School's seminar on "Making Corporate Governance More Effective" in November 2004. More than 60 directors and CEOs from companies of all sizes met in Cambridge to discuss case studies concerning a board's legal duties, as well as its role in setting strategy, evaluating CEOs, managing risk, and other topics.

Also high on Porter's—and the board's—agenda is contributing to Shurgard's strategic planning. "I see this as one of our primary functions, and it's an area where we need to roll up our sleeves and spend considerable time," he says. "Nothing we do is more important to the future success of the company."

To Porter's way of thinking, it only makes sense to take full advantage of the business acumen and experience of his fellow board members. Ray Johnson, who joined the board in 1997, retired from Nordstrom as its co-chairman and co-president. He was then lured out of retirement to return to the highly respected retailer to head its Internet and catalog divisions. Board member Howard Behar was in top management for an equally well-known retailer, serving as president of Starbucks Coffee International, Inc. until his retirement in late 1999. Like Johnson, Behar couldn't stay retired. He rejoined Starbucks in 2001 as president of North American operations until retiring a second time in December 2002.

Other outside board members with considerable business experience include Annika Andrews, the vice president of business development and information technology for Northwest Hospital in Seattle. Andrews also served as Northwest's chief information officer from 1998 until 2001. Rick Fox was recruited in 2004 specifically for his expertise in finance and auditing. Fox spent 28 years with the accounting firm Ernst & Young, where he was a member of the firm's international accounting and auditing standards committee. He also served as managing partner of its Seattle office and is currently a member of a number of corporate and nonprofit boards.

Like Fox, Gary Pruitt's background is in accounting and financial management. Recruited to Shurgard's board in 2005, Pruitt is the chairman and CEO of the Dutch corporation Univar N.V., one of the leading chemical distributors in the world. With several years' experience as a certified public accountant and chief financial officer, Pruitt not only brings his financial oversight talents to the table, but also his skills as the leader of a multibillion-dollar international corporation.

Porter's own professional experience adds appreciably to the Shurgard brain trust. He started his career in finance in 1959 at the Seattle office of Touche Ross, after earning his undergraduate degree from Rutgers and an M.B.A. from the University of Washington.

In the early 1960s, he momentarily left the business world to pursue a doctorate from Columbia University. His dissertation explored the then-new concept of using computers to aid in auditing corporations. With his doctorate in hand, Porter rejoined Touche Ross in New York, where he headed up professional development for the entire firm before returning to Seattle and a professor's life at the University of Washington in 1966.

After working both in teaching and university administration, Porter moved to Oslo, Norway, in 1974 to lead business management seminars for the Northern European Management Institute. Next came another return to Touche Ross, this one until 1984, when he was recruited to join Seattle-based RainierBank, which ultimately became part of Bank of America. With that acquisition, Porter moved to Seafirst Bank to head up that institution's investment banking activities. He stayed with Seafirst as an executive vice president and member of the senior management committee until his retirement in 1999.

WHAT IS A LEAD INDEPENDENT DIRECTOR?

In an effort to provide an extra level of independence for boards of directors, many publicly traded companies have created the post of lead director. This person is chosen by the board from among its independent members. The lead director's responsibilities include providing input to the chairman on board meeting agendas, acting as the liaison between the board and senior management, and helping to ensure that the board's actions are in compliance with good corporate governance practices.

In Porter's case, the notion of "retirement" has only meant a change of venue, not a change in activity. In addition to the hours he puts in as Shurgard's lead independent director, he has found time to author two books on the sports history of the University of Washington. He also led a $54 million campaign at the university to upgrade athletic facilities and endow scholarships for student athletes.

While the increased focus on corporate governance at Shurgard has demanded quite a bit more of Porter's schedule, he sees it as a great personal opportunity. "The time I spend has more than doubled since taking on the lead independent directorship," he reports. "But for people like me who are recently retired, it's a great way to stay in the game."

MAKEOVERS *(continued from Page 2)*

'aesthetically challenged.'" Thirty-year-old single-story buildings dominated much of the site, the office wasn't visible from the street, and accessing the southern part of the property from the office required customers to get back in their cars and maneuver across four-lane Aurora Avenue not once, but twice.

Seeing the need to upgrade the store early on, a new lighthouse-style office with a large retail showroom was built in 2002. "We saw an immediate payoff with boosts in both occupancy and retail sales," says Market Manager Jeff Helgeson. "But then the buildings out back didn't match up with the quality of the office."

The positive reception to the new office was all the Shurgard team needed to start thinking about the upside of a more substantial rebuilding project. After working through a number of options, the decision was made to sell the southern 1.5-acre property, while demolishing four of the seven buildings on the larger northern tract. In their place, Shurgard will construct a new four-story, 50,500-square-foot temperature-controlled storage facility.

Larry Hoffmann, regional vice president, sees the redevelopment of the Shoreline Shurgard as simply living up to the company's "expect more" promise. "We could leave things as they are and make only cosmetic improvements," he says, "but we believe customers will be attracted by more substantial upgrades, and that should allow us to seriously increase our yield on this property."

Increasing that yield is the name of the game, Mikus adds. "We place the same return-on-investment requirements on redevelopments as we would on new stores. But we believe the risk with redevelopment is lower."

Mikus explains that there are fewer unknowns with a redevelopment project than with a completely new store. "At Shoreline, for example, we already know there's demand for our product, and we have a good idea of the rates we can command," he says. "What's more, we have a 20-year history in this community, so we don't have to start from scratch letting people know who we are."

Building on customer familiarity is also the theme on the opposite coast, where Shurgard has started redevelopment of a landmark six-story building on Northern Boulevard in Queens, New York. Just a mile from the 59th Street Bridge to Manhattan—yes, the same bridge immortalized in the title of Simon & Garfunkel's "The 59th Street Bridge Song (Feelin' Groovy)"—and on the main arterial leading to Long Island in Nassau County, this is another store sitting on enormously valuable land.

"Real estate is a very limited commodity in New York City, so it makes sense for us to invest in the extraordinary property we already own," says Regional Vice President Judy Johnson.

With new office developments and residential high-rises going up nearby, the mood in the neighborhood is definitely upbeat about moving upscale. Shurgard will play its part in the gentrification of the community by adding enhanced services such as temperature control, covered loading and unloading, state-of-the-art security, a new freestanding office, "and what's sure to be a landmark—a lighthouse in Queens," adds Johnson.

When the redevelopment project is finished, Shurgard will have the equivalent of a brand new storage center sitting on prime real estate purchased at 1980s' prices. Opportunities like these spurred the company to proceed with eight redevelopment projects in 2004, and to put another dozen on the drawing board for 2005.

Shurgard clearly sees this method of rebuilding as a more than viable way to build new revenue. "When we built or bought some of our stores back in the 1980s, they churned out golden eggs like crazy," says Regional Vice President McNamee. "Now, many of these stores have run out of golden eggs. But you don't kill the goose—you give it a total facelift and put it on a body-building plan, and we believe those golden eggs will begin to appear again."

ALEXANDRIA, VIRGINIA —

Kamallata Singha was named by her grandfather when he combined two Hindi words: *kamal*, meaning lotus flower, and *lata*, the leaf of the lotus. It was the perfect choice. The lotus flower grows in murky waters, rising on a long stalk to bloom gloriously above the surface. Untouched by the impurity of soil, the lotus symbolizes wholesomeness of heart and mind.

Her kind heart was just one of the many qualities cited last spring when Singha and 11 other Shurgard managers were honored at the company's annual shareholders' meeting. Selected by their regional vice presidents, the dozen managers were chosen not just for the performance of their stores, but also for their character.

That made Singha a shoo-in. "She sets and achieves high standards for herself, her team, and her store," says Regional Vice President Judy Johnson. "She knows her customers by name and is committed to providing a consistent, quality experience with every interaction."

After arriving in Washington, D.C., from her native India in 1983, Singha generously adopted the name Kay, because it was easier for Americans to pronounce. Over the next 17 years, she adjusted to life in the U.S. and taught others her first love—dance. Then in 2000, she started storing some of her belongings at Shurgard's Potomac Mills store, which led to a serendipitous event.

While stopping in the Shurgard office one afternoon to pay her storage bill, Singha noticed a job posting for managers-in-training. At the time she was looking for a new career opportunity, so she pursued and won the job. In fairly short order, Singha was managing her own Shurgard store, an impressive brick complex in the upscale Old Towne section of Alexandria, Virginia.

In her role as a store manager, she has endless opportunities to let her compassionate nature shine through. One long-time customer, an elderly woman, stopped by to tell Singha that her husband had become ill, and she needed to vacate her storage space in preparation for a move. Singha not only escorted her customer to her storage unit, she stayed, lent a hand, kept the woman company, and gave her comfort the entire time she was there.

Even off the job, Shurgard is never far from Singha's mind. She teams up with her boyfriend in ballroom dance competitions throughout the mid-Atlantic, and always brings along a stack of Shurgard flyers and promotional materials. "Some of these competitions are attended by four thousand dance enthusiasts," she reports, "so I look at these contests as great places to make storage contacts."

Singha's route from Shurgard customer to Shurgard manager was one followed by a number of her fellow honorees.

The desire to change careers prompted **Brian Wright's** relocation to Warren, Michigan, near Detroit—a move that required some storage along the way. As Wright was signing the lease at the Sterling Heights Shurgard, he struck up a conversation with the manager about job opportunities in the storage business.

"I thought this might fill the bill while I was looking for a 'real' job," Wright laughs. As it turned out, he came and stayed. After starting as a manager-in-training in June 2001, Wright was quickly assigned his own store, and is now preparing to become a district manager.



SHURGARD
SECURITY
SITE SURVEILLANCE
SITE SURVEILLANCE
Expect more.

AT YOUR SERVICE: Kay Singha, manager of Shurgard's Old Towne store in Alexandria, Virginia, takes a call from a customer looking to have a package delivery made to Shurgard's office. Singha was one of 12 Shurgard managers feted for their performance and customer service skills. © Molina Maro

A dozen good eggs

Top 12 Shurgard managers honored at annual shareholders' meeting

What has kept Wright in the storage business over the years? "You don't fall in love with storage," he says. "You fall in love with the company you work for. I so appreciate the stand Shurgard takes, and the integrity of the company and people."

The people part is central to Wright's philosophy. "What's most rewarding is when customers come in here with a stressful situation—a move, a job change, a new baby, a divorce—and we get to be part of making whatever that situation might be a little easier for them."

Wright is one to preach what he practices. He has served as a music minister and youth pastor, and now spends most weekends on the road, singing in a professional Southern gospel group. When does he rest? "I try not to!" he jokes.

Another star manager who came to Shurgard by way of the other side of the counter is **Tim Bailey.** After 30 years as a commissioned salesperson, Bailey was looking to do something new, and he found it while moving some belongings into his storage unit at Shurgard's Windermere store in Denver. His wife suggested he look into the company, which led to a conversation with the manager, a few interviews, and after a short while, a new job.

"I had such a positive experience as a customer," he recalls. "The staff was so friendly and nice, the property was always spotless, and I thought Shurgard and I would be a good match."

Now Bailey is on the receiving end of the raves, as he brings his style of customer satisfaction to Shurgard. "I love this company. I love helping people. I love taking care of the property. I even love shoveling snow!" he enthuses. "I try to give 110 percent every day to every customer, because I know that is how I like to be treated."

Bailey's story isn't so far removed from **Christina Menn's.** Today she manages two stores in Renton, a suburb south of Seattle, overseeing the happiness of more than a thousand customers. Turn the clock back to August 2002 and you'd find her standing in the driveway at the South Hill Shurgard near Tacoma, helping her mother load the contents of a Budget rental truck into storage.

"My husband and I were living in Texas at the time, but I wanted to return to the Northwest because I grew up here," Menn says. "I asked the store manager if any local businesses were hiring, and she suggested I consider Shurgard, so I interviewed by phone after I got back to Texas."

In November, she moved to the Seattle area, interviewed in person this time, and then went to work for Shurgard. "I like the fact that every day is different," she reports. "No matter how carefully we plan our time, we're always thrown curveballs and I love that. They keep me on my toes, and there's no such thing as boredom."

Staying on her toes has also been good for business. Menn's district manager gives her credit for driving occupancy at her first Shurgard store from 70 to a heroic 92 percent.

According to Dave Grant, Shurgard's president and chief operating officer, attracting and keeping customers is a big part of what makes a great manager great. "We believe there's a direct connection between the quality of service our people provide and the occupancy levels at our stores," he says. "Time and again we'll watch an outstanding manager move to an underperforming store, and it usually doesn't stay underperforming for long."



CREAM OF THE CROP: These 12 Shurgard managers were honored for their performance and customer service at the company's 2004 annual meeting. *(Top row, left to right)* Sherry Allen, Tim Bailey, Simon Chan, John Grudzinski, Carmen Javellana, Leslie McPherson. *(Bottom row)* Christina Menn, Bruce Mullenax, Arthur Salaiz, Kay Singha, Paul Torgerson, Brian Wright.

Case in point: **Arthur Salaiz,** Shurgard manager in Palms, California. When he pulled up to the company's Santa Ana regional office for his initial interview, he called his wife from the car and reported, "This is just a storage company—I won't be long." That was nearly five years ago, and now Salaiz has a different point of view. "I love it! I love everything about it," he says. "It's like running your own business, and I've always wanted that in a career."

Shurgard tapped into Salaiz's entrepreneurial spirit early on, assigning him to the company's Westwood store in Los Angeles. At the time, the storage center was already doing well, but still Salaiz went to work, calling on neighboring businesses, encouraging customers to give referrals, and providing the best customer service he knew how to give. Before long, Salaiz had driven occupancy to 100 percent—a rarity in the transient self storage business—and kept it there for a year.

"It was very satisfying for me, because I set a goal and made it happen," he says. Now, as a team trainer, Salaiz exhorts his Shurgard colleagues to use the strength of their personalities to help meet their stores' revenue goals.

"We are the face of Shurgard," he likes to tell other managers, "and we're the best advertising a company can have."

Taking on daunting challenges is also the trademark of **Carmen Javellana,** a team trainer and manager of Shurgard's Vista Park store in San Jose, California. The veteran of the 12 managers honored at the shareholders' meeting, she joined the company in 1993 and has worked at nearly every Shurgard location in the San Francisco Bay area.

The store that most bears her mark, though, is the company's huge storage center on Van Ness Avenue, just south of Market, two of San Francisco's busiest downtown streets. The 1936 art deco warehouse was transformed into a Shurgard store in the late 1990s, putting 1,090 storage units at the doorstep of one of America's largest business districts.

"Construction delays made it difficult to rent up the store as quickly as we had hoped," Javellana recalls. "But I made a bet with my regional vice president that I could double the store's revenues in a year." She handily won the bet, and the Van Ness Shurgard has gone on to become one of the top revenue producers in the company.

Javellana is quick to point out that she wasn't motivated by the wager, but by the challenge. "Money can't buy what matters most," she says. "Do the right thing, then success will come."

A big part of the Shurgard culture is delivering on the company's promise to customers that they can "expect more." It's no surprise, then, that stories of helping customers in distress fill the résumés of Shurgard's top managers.

When a young enlisted man in the U.S. Air Force called **Leslie McPherson** at Shurgard's Highway 26 store in Fort Worth, she figured his request would be one she'd heard before. She was wrong.

The airman had just transferred from Utah to Texas and he needed to store his Volvo and get to the airport—in an hour. She resourcefully collected as much information as she could over the phone, and then had the storage unit door rolled wide open when the Volvo pulled into the driveway.

After quickly taking care of the lease paperwork, there wasn't enough time to call a cab, so McPherson grabbed her keys and dropped off the grateful airman in time for his flight. "You can talk all you want," McPherson says modestly, "but when people see great service in action, you don't need to say anything else."

Since joining Shurgard in 2002, McPherson has worked her way up and is now a team trainer for the company in Austin. In giving advice to new managers, she urges them to deliver on the "expect more" promise in a quiet way. "We do a thousand little things to follow up with customers—all the details we need to remember to take the best possible care of them," she says. "And we do all this while keeping smiles on our faces. We can't let the pressures of the inside show on the outside."

Sherry Allen's customers at the Creedmore Shurgard in Raleigh, North Carolina, are used to expecting more—and getting it. Her store is located near a number of retirement homes, including one she worked at for 10 years before joining Shurgard in October 2000.

One afternoon, she leased a storage unit to a new customer who had recently moved her elderly mother and all her belongings from Virginia to North Carolina. Storing the possessions was the easy part, but then the customer asked if Allen had any suggestions about quality assisted living centers in the area.

Between her own job experience and the information she'd gathered from Shurgard customers who lived in nearby retirement homes, Allen was able to provide several knowledgeable references.

Allen believes giving service on this level is a privilege, not a job. "I love to help customers however I can," she says. "From the service I receive—or more to the point, *don't* receive—at other places, I know ours is far better."

Someone well acquainted with the service level at other storage

Please see GOOD EGGS | Page 9

Customers give thumbs up

Annual satisfaction study nets positive feedback

SEATTLE, WASHINGTON —

While the old saying "you can't please everybody" is undoubtedly true, Shurgard came very close according to a survey of customers from throughout the U.S. conducted in September 2004.

The measure of customer satisfaction, recorded each year since 1993, revealed that 87 percent of those doing business with Shurgard rate their overall satisfaction with the company as excellent or good. Another 11 percent were positive, although more restrained.

Shurgard staffers were clear winners in the annual popularity poll, with 91 percent of customers saying that employees' helpfulness was good or excellent, while 88 percent gave the same ratings when asked about employees' ability to deliver fast, efficient service.

"This may be the most important finding in the entire study," says Marketing Manager Patti Parrish, Shurgard's research specialist. "Our locations and marketing attract customers, but it's our people who make them stay, tell others, and come back next time they need to store."

Along with keeping a finger on the pulse of customer happiness, Shurgard's regular research also gives insights into how customers choose a self storage facility. Over the 11 years the company has been conducting the surveys, a significant shift has taken place when customers were asked how they first learned about Shurgard.



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
= Excellent or Good
= Just OK
= Poor or Terrible
87%
11%
2%
OVERALL SATISFACTION

Parrish notes that simply driving by a Shurgard store has taken on increased importance. "It's always been the number one way customers say they first heard about us," she says, "but the percentage grows larger every year." Parrish cites the company's long-standing decision to insist on highly visible sites in growing communities, and then to build attractive stores with a hard-to-ignore lighthouse as a smart response to the way consumers choose a storage center.

Parrish sees the Shurgard lighthouse and distinctive look as playing a big part in creating brand preference. "You see our buildings, associate them with security and quality, and your decision's practically made," she says. The survey results add weight to her words, as more than half of all customers say they didn't contact any other storage companies before signing on with Shurgard.

The ultimate test of customer satisfaction—in a survey or in daily life—is whether or not people would recommend Shurgard to someone else. Here, too, most thumbs are pointed up. An impressive 93 percent of current customers say they'd happily tell a friend about their good experience. "As for that other 7 percent," Parrish says, "you can be assured we're working on them."


Scale in Miles
COVINGTON
KENTUCKY
N
Louisville
127
71
64
VERY EARLY A.M. ON DAY No. 1 HAVE NOT YET CULTIVATED A "BUY WISELY" MENTALITY. WILL WORK ON IT, EH.
I GATHER THE FANCIES MIRRORED BEER SIGNS.
5:45 p.m. DAY No. 1 OF MY JOURNEY SOUTH. GARAGE SALERS START YOUR ENGINES
GADSDEN OR BUST
LEMONADE
FRANKFORT
Lexington
HARRODSBURG
DANVILLE
LIBERTY
RUSSELL SPRINGS
E
PALL MALL
JAMESTOWN
GRIMSLEY
CLARKRANGE
CROSSVILLE
PIKEVILLE
DUNLAP
65
40
75
24
157
176
20
59
Nashville
Knoxville
Chattanooga
W
Atlanta
S
GADSDEN
ALABAMA
THE END OF MY TRIP

AMERICA'S 450 MILE Tour de Junque

ROUTE 127 AND ITS THREE-STATE YARD SALE IS A SHOPPER'S ROAD TO BLISS

Reflecting the idea that one man's hunk of rusted junk is another man's impossibly rare 1895 bell bottom lantern from the Denver and Rio Grande Railroad now worth $2,500, the number and dimension of yard, garage, and tag sales is on the rise. Warrensburg, New York, claims it has the world's largest. So do South Bend, Indiana; Duncan, Oklahoma; and Hilton Head, South Carolina. They're all wrong. The undisputed champ of yard sales is so large it belongs to three states and the thousands of treasure hunters who comb the 450 miles of what we lovingly call the *Tour de Junque*.

According to the *Guinness Book of World Records*, the largest throng of spectators to ever turn out for a single sporting event was a nearly inconceivable crowd of 10 million. Baseball playoffs, pro football's championship game, and even the largest stock car race don't even come close.

Surprisingly, the champion of spectator sports is the Tour de France, where rubbernecked spectators line the 2,200-mile course during the three-week run of the world's most celebrated bicycle race.

In America, there's a comparable event. It's not as far-flung, at just 450 miles. It's shorter, spanning only a four-day weekend. It's not as well attended, although it's estimated that more than a hundred thousand take part. And the sport celebrated isn't technically a sport.

But anyone who has ever risen early to face the plotting, steely-eyed crowds let into an estate sale or flea market when the doors first open knows that shopping—not bicycling, jousting, or Sumo wrestling—is the one contact sport where the real competitive action is.

On August 4, the ultimate in extreme shopping will get underway again, just as it has for the past 19 years, as a banner is unfurled across Main Street in Covington, Kentucky, welcoming participants to "the start of the world's largest yard sale." Ladies and gentlemen, start your motor homes and get out your wallets. The 127 Corridor Sale is about to begin.

FROM COVINGTON, JUST ACROSS THE OHIO RIVER from Cincinnati, the sale's route meanders south through Frankfort and crosses into Tennessee through Jamestown, the more or less official halfway point. The 450-mile trail of treasures continues to Chattanooga, where the Corridor Sale leaves its namesake U.S. Highway 127 for U.S. 157, the Lookout Mountain Parkway in Alabama. Mid-state, the sale ends (or begins, for northbound shoppers) at Gadsden.

If you cover the same ground on the interstates, you can motor from Covington to Gadsden in a little less than eight hours. Join the throngs of pickup trucks, cars pulling trailers, and RVs crawling their way along the sale route, though, and you'll need every bit of the four days to make the trek.

It's a sale and a sight unlike any other. Homes along the route turn their front yards into eclectic emporiums selling everything from Cadillac hubcaps to plantation furniture to Charlie's Angels lunchboxes to antique lace.

THE CRAZY-QUILT OF BOOTHS, tents, hand-lettered signs, and people on a mercantile mission goes on as far as the eye can see. Some sellers specialize in specific wares, such as commemorative soda bottles. Others give the impression they simply emptied every drawer in the house out onto the front lawn. And you don't have to go far to soak up some variety. In Jamestown, Tennessee's South Fentress Park, more than 200 vendors set up shop, creating a roadside attraction that practically demands a daylong visit.



An inventory of some of the items for sale in the park gives you a quick idea of the head-spinning array of wares to be had. Looking for a 1966 Daytona 500 memorial program, a pinkish-peach flower girl's dress, an antique wooden wall phone, a Duran Duran CD released only in Japan, an Alabama Crimson Tide jacket, a hand-sewn quilt, a 1920s potato masher, a Civil War cannonball, or an old iron daybed? Have you ever come to the right place!

Someone who's seen much of what the sale has to offer is also one of its biggest promoters. Scott Sandman, executive director of the chamber of commerce in Fentress County, Tennessee, says he's seen a horse and buggy up for grabs, as well as a pink Cadillac being hawked by an Elvis impersonator. His most unusual sightings, however, were a plain pine coffin and a skeleton reputed to be the real thing. "I saw them in different years in different states," he quickly points out, "so don't jump to any conclusions!"

Sandman explains that the sale was the brainchild of Mike Walker, the former Fentress County executive. Looking for a way to bring some new dollars into the county, Walker convinced officials from other nearby counties and chambers of commerce that calling something the "world's biggest" would surely attract attention— and tourists.

In 1987, the first sale was held only in Tennessee and Kentucky, but its success soon brought interest from the members of the Lookout Mountain Parkway Association in Alabama, who joined in to bring the sale up to its current 450-mile length.

IT'S SANDMAN'S JOB TO GET THE WORD OUT and keep the visitors coming. "I'm amazed at the interest in this thing," he reports. "I mean, a few years ago, a San Francisco lady flew into Atlanta and met up with her daughter who had flown in from Boston." They rented a car and drove the entire length of the sale.


127

With hotel rooms booked for miles in all directions and restaurants doing turn-away business, Sandman is confident the sale is adding to the economy exactly as its founders intended. "It's very difficult to measure the overall economic impact," he says, "but we know this sale puts a lot of cash money in people's pockets right before school starts."

Like so many things that start out small and personal, the 127 Corridor Sale has been discovered by professionals, who are now a welcome part of the scene. Sidewalk sales, parking lot blowouts, and restaurant reader boards welcoming shoppers are everywhere.

Antique shops along the route were among the first to get in on the action. The owner of one store near Lawrenceburg, Kentucky, gets so busy during the sale that she never leaves, sleeping on a cot in the shop rather than making the hour round trip to her home. Another antique dealer from Florida rents three self storage units near the route, and stocks them throughout the year in anticipation of the sale.

The favorite commercial enterprises of many Corridor Sale visitors have nothing to do with collectibles or antiques, amazingly. They're about smelling, tasting, and indulging.

IN APTLY NAMED BIG LICK, Tennessee, people stand in line for half an hour to get a taste of Norma McElhaney's fried apple pies. In Pall Mall, 60 miles north, the Possum Trot Antiques Mall is a favorite destination, not only for the merchandise, but for the country ham and candied sweet potatoes with toasted marshmallows. Even those with absolutely no interest in yard sales won't find it hard to endure 450 miles of barbecued chicken, homemade hamburgers, funnel cakes, boiled peanuts, and fresh fried pork rinds.

So what's the appeal (besides the good cooking) of the Corridor Sale and the several thousand other yard sales, flea markets, garage sales, and swap meets going on in every town and city in the country 52 weeks out of the year?

THESE SALES AREN'T A NEW IDEA. They aren't even an American idea. Some say the forerunner of the modern flea market began in Paris during the early 1900s. There, the *marché aux puces*, literally "market with fleas," did a thriving business as an open-air market where second-hand, possibly flea-infested, goods were sold. The French also get credit for the invention of the term for, if not the practice of, the rummage sale. This has nothing to do with a sailor's favorite drink, but the arranging of cargo on a ship, or *arrumage*. In the mid-1800s, wharf-side sales of unclaimed shipments became known by the term "rummage" and kicked off a new form of retailing.

Sheila Zubrod has thought as much as anyone about the allure of shopping for goods with a past. She co-authored *Flea: The Definitive Guide to Hunting, Gathering and Flaunting Superior Vintage Wares*, where she exalts the "molecular dance, produced by the nutty combinations of all those things from different decades, lying side by side." Zubrod has several theories on the subject of what shoppers love about flea markets.

One is based on the pure economics of second-hand items. They're cheaper. In a time when everything seems to be getting more and more expensive, finding a perfectly good pair of shoes, microwave oven, or dining room table for a fraction of the new price is instant gratification at its best.

Another powerful motive for shoppers in the *alter-economy*, as Zubrod calls it, is the hunt—the quest to track down the completing piece in a collection, the rare find, or the funky forgotten treasure. "It's the ultimate hide-and-seek," she says.

Zubrod also has a theory that strikes right at the hearts and failing memories of baby boomers. "We are what we remember," writes Zubrod. "Even if you were raised by wolves, you will invariably find at least one obscure object at a flea market that you had almost forgotten about."

THERE'S SOMETHING COMFORTING and nostalgic about buying these objects that tie us to our past. For some, it's a flashback to the kitchen of their childhood, presided over by a black-and-white wall clock designed to look like a cat, with a tail and eyes that move from side to side. Others are transported back several decades by the sight of a gleaming chrome ice bucket adorned with miniature penguins.

Zubrod says another inducement to go flea marketing is that the experience is good for one's mental and physical health. When hitting tag sales or swap meets, you're out in the fresh air, you're taking a walk, you're meeting people. She explains, "When you get something at a flea market, you remember the weather that day. You remember the friends you were with. There's a story."

Ultimately flea markets may draw people because of what they aren't. "A flea market is an antidote to the malls," Zubrod suggests. Because of their naïve and chaotic way of displaying and selling merchandise, flea markets help you figure out what you really like.

"If you walk into a flea market and you see an orange thing, you might be drawn to it, even if no one told you orange is the hot color this year," she explains. "The stuff isn't being heaped in front of you as it might be at a mall store merchandised by a professional marketer. So the flea market economy helps you discover your own aesthetic."

Fortunately there's no limit to the things people find of beauty and value. Nor is there a limit to the number of dusty shelves they're willing to paw through to find exactly what they're looking for.

THAT'S GOOD NEWS FOR COMPANIES LIKE SHURGARD. As long as there are second-hand goods to be bought and sold, there will always be a need for a place to store things on their way to and from the flea markets and garage sales.

In Orange County, California—several 450-mile jaunts west of the 127 Corridor Sale—a Shurgard storage center is home to well-worn musical instruments, overstuffed chairs, boxes of books, and even the odd parachute, destined to go on sale at the nearby Huntington Beach Flea Market, held every weekend at Golden West College.



The owner of these goods, an Iranian immigrant, came to the United States in 1979 with $700 in his pocket and a few words of English in his vocabulary. After holding down minimum-wage jobs so he could take English lessons, he started buying and then selling at the flea market. For the past 22 years, it's been his full-time occupation, using his Shurgard storage space as his home base since 1990.

The diverse collection of goods he has in storage speaks to the universal love people have for making "the great find." The loyal Shurgard customer responds when asked if he has a specialty, "Oh yes, I specialize in A to Z," he laughs. "There is a customer for *everything*."

GOOD EGGS *(continued from Page 7)*

companies is **John Grudzinski**. He worked for one of Shurgard's largest competitors before signing on in August 2002. He's a big fan of the autonomy and trust that are placed in him as manager of Shurgard's Melville store on Long Island, New York.

Grudzinski once got a call from a customer who had hired a moving company to take some things from his home in a large seniors' complex over to his storage unit. The customer was hoping the movers were still at Shurgard as they had left some things behind.

"No such luck," Grudzinski told him, "but I've got a solution." He then drove his store's Shurgard rental truck over to the customer's apartment to pick up the remaining goods. "This may have been a little out of the ordinary, but it was a huge help to our customer and great advertising for us," Grudzinski offers. "We're trying to get more business from that senior complex, so this reminded the residents that we're here to help."

Creating a win-win situation was also behind the extra efforts of **Paul Torgerson**, Shurgard manager and team trainer in Chanhassen, Minnesota, a Minneapolis suburb. Torgerson entered the storage business in 2000 as a flexible way to earn a living while studying for his M.B.A. and master's degree in applied psychology: behavior analysis. Running a storage center while on the academic fast track has worked well for Torgerson, as he's currently working on his doctorate in industrial organizational psychology, planning to complete his dissertation in 2005.

His background as a scholar isn't at all irrelevant to his work for Shurgard. "I've studied consumer and individual behavior, and I think that gives me a better understanding of our customers and what they might be going through when they store," he says.

Recognizing a crisis in the making, Torgerson recently listened to a customer who had just sold his house and was planning to move to Florida the next day when the furnace went out. Not wanting to see the sale of his house go south as well, the customer asked Torgerson for any suggestions.

Torgerson reached for the phone to call another Shurgard customer—one in the heating and air conditioning business. Within 24 hours, the old furnace had been replaced and Torgerson now had two happier customers.

This going of extra miles is a common theme when talking to Shurgard's honored managers. **Bruce Mullenax**, manager of the Universal City store outside San Antonio, tells of the time he was approached by a customer who had safely locked everything inside her storage unit—and then promptly lost the keys.

Lock removal is just a part of Mullenax's skill set, and he had his customer back in business (and a new lock sale made) within minutes. These small but important gestures are one of the reasons Mullenax likes his job. "I worked in the grocery business for 27 years," he recounts, "and each transaction there is surprisingly brief. But here at Shurgard, you can really get to know the customers. They share a lot of information with us, they begin to trust us, so we can help them that much more."

It's not always the heroic acts that make the biggest difference in the lives of customers. Sometimes it's just a word or two.

Shurgard's market manager in Atlanta, Mike Foy, recalls when he was contemplating taking a job with the company, so he decided to visit a few stores to see what life in the storage business was really like. One Sunday afternoon, he walked into Shurgard's Gwinnett store, where he found Manager **Simon Chan** behind the counter and four or five customers on the other side, all needing help.

Chan let Foy know that he'd be with him as soon as he could. "Why are you so busy on a Sunday?" Foy asked. "Because I'm here to make it happen!" was Chan's energetic reply.

Chan had no idea he was talking to his future boss at that point, but his answer helped put Foy over the top. He took the job, while Chan took the honors at Shurgard's shareholders' meeting.

After joining Shurgard in 1997, Chan managed several stores in the Atlanta area before adding the team trainer title to his business card. In that role, he's the one whose phone rings most often when a team member has a question. "In seven years, I have answered every single call," Chan reports with a grin. "Sometimes when I get a call, my wife jokes, 'Paging Dr. Chan.'"

While Shurgard brought its top managers in from all over the country to honor them at the company's annual meeting, it was Shurgard, ultimately, that received the highest praise.

Kay Singha had the last and perhaps most poignant word. "When I flew to Seattle, what impressed me most was the recognition we received. Everyone looked at us as very important people—not just as numbers or stores," she says. "I was actually able to talk with Chuck Barbo and Dave Grant, and they were really interested in what I had to say.

"Often, the top management at other companies will hand you a business card and say, 'If you have any questions give me a call'—and you never see them again. This company treats you like a human being."

Shurgard plays small part in huge-hearted efforts

DALLAS, TEXAS —

Sometimes you just have to be open to the signs the universe is sending your way. For Judy Broom, a case of insomnia 14 years ago wasn't a curse. It was an opportunity to receive a divine message that would bring joy and caring to some children who desperately need it.

Broom, a former kindergarten teacher in Dallas, suffered a serious fall 20 years ago, requiring four surgeries and leaving her in such severe pain she had to resign from her teaching job. It was that pain that kept her up one night 14 years ago, channel surfing until she came across a program about orphans in Romania. Moved by the stark conditions and inadequate medical care the children were receiving, Broom thought about the orphans throughout the following day.

While spending the next sleepless night in front of the TV, what should appear but another show about Romanian orphans. When morning came, Broom couldn't get those children off her mind. Then the mail arrived. In it was an envelope from a friend containing a newspaper story about—guess what?—Romanian orphans. Attached was a note from Broom's friend who had written, "Let's go hug them."

In the years since that note arrived, Broom has hugged literally hundreds of orphans in Romania and around the world. As the founder and president of the charity Humanity United in Giving (HUG) Internationally, she has brought more than 500 people into her circle of caring.

She conceived the idea for the nonprofit the day after her late-night epiphanies, and made her initial trip to Romania in February 1991. Visiting an orphanage for the first time, she was shocked to find a hundred children, from newborns to three-year-olds, sharing a single stuffed animal as their only toy. It was so loved, it scarcely had any fur left, but it was a powerful symbol of the need Broom was determined to meet.

In May of that year, she returned to Romania with a team of 18 "huggers," including a teenager and an 86-year-old, to help care for children in orphanages. During a visit to the only hospital within miles, the group discovered there were almost no medicines and pitifully inadequate supplies. So upon returning to the U.S., HUG began collecting food, medicines, medical equipment, clothing, toys, and anything else Broom could think of to help.

In May 1991, with the aid of a donated air shipment, HUG delivered what was widely acknowledged at the time to be the largest private donation of supplies ever received in Romania—just 16 pounds shy of 75 tons.

Since HUG began its caring missions, more than 52 service teams have journeyed to Romania, and the group has expanded its embrace to help people in Russia, India, and local women's shelters in the Dallas-Fort Worth area.

While Broom puts in long hours to keep HUG going, Shurgard plays a more modest role by providing free storage space under a program known as Storing For Hope. "Without the storage, we wouldn't be able to do what we do," Broom says. "It is a huge, huge gift to us. Without it, we couldn't touch the lives that we do, here or abroad."

Started by Shurgard in 2001, the program provides storage to nonprofit organizations as a way of putting vacant spaces back to work. "Why let our storage units sit empty if they can do some good?" asks Bob Blauvelt, Storing For Hope manager. "We believe this program is an essential part of being a good neighbor and corporate citizen."

Shurgard carefully manages the inventory of storage units turned over to Storing For Hope, typically limiting the length of time space is donated to no more than six months. "That way, we can return a unit to our income-producing rental pool if the demand is there," Blauvelt says.

The demand from nonprofits, at least, is definitely there, as more than 250 applied for space during 2004. While the company can't help every organization, more than 300 charities have taken advantage of the program since it began.

One that joined Storing For Hope during the past year—like HUG Internationally—also found inspiration by way of a late-night revelation.



Photo courtesy of Dr. Jim Tillinghast

IN GOOD HANDS: Kathy Kehm, a registered nurse with Manos Que Ayudan, a nonprofit assisted by Shurgard's Storing For Hope program, comforts a Nicaraguan girl before she undergoes surgery to remove the sixth toe that had grown on each of her feet. The successful birth defect-correcting surgery meant the girl could comfortably wear shoes for the first time in her life.

Nonprofits receive donated space as Storing For Hope program enters fifth year

In 1999, Steffanie Lorig was working full time as a successful graphic designer and, in the wee hours, served as the executive director of Art with Heart, a Seattle-based nonprofit she founded to help bring the talents of professional designers to benefit children in crisis.

That was the year she had "The Dream." A friend had told her about Hallie, a one-year-old with neuroblastoma—a rare cancerous brain tumor—who was spending much of her young life in and out of Seattle's Children's Hospital. Touched by Hallie's story, Lorig set out to discover how Art with Heart could help children like Hallie face long-term hospitalizations.

Her first thought was to bring artists to patients' bedsides to help kids deal with their illnesses through creativity and inspiration. Lorig met with hospital administrators, but was frustrated when they found too many problems with her plan due to the children's weakened immune systems. That night, Hallie's story inspired a dream, where it occurred to Lorig that if she couldn't bring the artists to the kids, at least she could bring them the artists' work.

That was how *Oodles of Doodles for Your Noodle* was conceived—an elaborate and beautifully designed therapeutic activity book for children in hospitals. Lorig and her fellow volunteers successfully approached 97 illustrators and designers from around the world to contribute to the book. Now in its second printing and with a Spanish edition on the way, *Oodles* has made life for young people in hospitals a bit more bearable, and given wing to new Art with Heart projects.

"We also do monthly self-portrait workshops for kids dealing with cancer, so they can express their many feelings in a way that words often can't," Lorig explains. "We're able to use our space at Shurgard to store the paints, canvasses, aprons, brushes, and every kind of art supply you can think of.

"When resources are precious, every donation helps," she says. "And Shurgard's wonderful contribution directly affects how many children we're ultimately able to reach."

There is seemingly no limit to the creativity and generosity Storing For Hope "customers" bring to their self-appointed missions. In Long Island, New York, Ingrid Fray presides over the Nassau County chapter of Dress for Success. This national organization provides clothing, hair styling, and career counseling to low-income women seeking to enter the workforce or find a better position.

Last year, the Nassau County group helped 350 women, adding to the 175,000 clients the organization has assisted nationally since its founding in 1996. "We do annual suit drives, and thousands of clothing items are donated and kept at Shurgard," Fray says. "We really are 'storing for hope,' because these clothes will end up on the backs of women who are seeking new work and a better life."

Another organization that focuses on the welfare of women is the Susan G. Komen Breast Cancer Foundation. Like Dress for Success, the foundation's work is carried out by local affiliates—more than a hundred strong in the U.S., Germany, and Italy. In San Francisco, the Komen affiliate was founded in 1987, and has funded more than $5 million in research, as well as local education, screening, and treatment for breast cancer. The organization's top fund-raiser is its annual "Race for the Cure," one of the largest 5K runs and fitness walks in the world. More than 1.3 million cancer fighters across the globe participated in 2004's race, with 7,000 running in the San Francisco Bay area alone.

"It's a very inspiring thing, because of the entire concept of literally racing toward a cure," says Maria Sousa, executive director of the foundation's San Francisco affiliate. "As you can imagine, with 7,000 participants, we have many things we need to store, so our storage space is crucial to our mission. It means we don't have to rent office space—at San Francisco rates—to store things we need to use only once a year."

In Scottsdale, Arizona, another Storing For Hope storage unit is truly living up to the program's name. It's serving as a collection space for donated medicines, surgical equipment, clothing, and toys bound for Ecuador, Nicaragua, and Colombia.

The donations are coordinated by Manos Que Ayudan—"Hands That Help"—an organization of surgeons, anesthesiologists, nurses, translators, and support volunteers that sponsors medical missions to Latin America.

Twice each year, as they've done for the past five, Manos Que Ayudan sends surgical teams to repair cleft lips, reconstruct knees, perform hysterectomies, and provide countless other procedures for patients far removed from large urban hospitals.

Seeing as many as 2,500 patients in a week is demanding—and extraordinarily rewarding—work. "It's also very rejuvenating for those of us who have been in health care for a number of years," says Dr. Jim Tillinghast, the Scottsdale anesthesiologist who founded Manos Que Ayudan.

Tillinghast tells of a patient in his mid-30s who came in to have a very large hernia repaired. A farm laborer, the man spent many painful hours in the fields swinging a huge machete to earn a living to support his five children. While recovering from the operation, the man spoke to Tillinghast through a translator, giving him the ultimate thank-you: "For me, this is as though I could touch the skies."

Comments like that keep Tillinghast and his fellow volunteers coming back each year, willingly trading in vacation time to help those less fortunate.

The opportunity to come to the aid of others also keeps Shurgard coming back. "You can't hear about the work done by the organizations involved with Storing For Hope and not be touched," says Shurgard's Blauvelt. "What we provide is so small compared to their awe-inspiring generosity. Still, we consider it an honor to be able to help."

WOULD YOU LIKE TO HELP?

To learn more about the organizations mentioned in this article, visit their Web sites:

www.huginternationally.org
www.artwithheart.org
www.dressforsuccess.org
www.manosqueayudan.org
www.sfkomen.org

If your nonprofit organization is interested in participating in Shurgard's Storing For Hope program, please visit www.shurgard.com.

Florida hurricanes not a major blow

Minor damage affects 24 stores while managers scramble to do business as usual

ORLANDO, FLORIDA —

Shurgard escaped relatively unharmed from the devastation of four hurricane-force storms that ripped through the southeastern U.S. during August and September 2004. While 24 of the 58 Shurgard stores in Florida and Georgia sustained some damage, the total repair costs of less than $400,000 were modest compared to the $42 billion in losses suffered throughout the region.

While the storms damaged signs, fences, doors, and roofs at several Shurgard locations, the biggest challenge store teams faced was meeting the storage needs of residents whose homes had been damaged or destroyed by torrential rain and winds, some clocked as high as 145 miles per hour.



BENT BUT NOT BROKEN: Shurgard's Oakridge store in Orlando was intact but covered with debris and collapsed signs in late August 2004, after Hurricane Charley made an unwelcome appearance.

Along with clearing debris and making minor repairs to their storage centers, Shurgard crews were faced with a flood of new customers—a situation they had to handle without the usual conveniences of lights, computers, telephones, and air conditioning.

Patricia Sealander, manager of Shurgard's Blue Heron store in West Palm Beach, had the foresight to print a copy of her store's occupancy report from her computer the day before the disaster. With electricity out for days and no way to access computer records, the precious paper report was all Sealander had to go by to determine which storage spaces were available for rent.

"We couldn't complete a lease on the computer, of course, so we took down all the customers' information the old-fashioned way—by hand," Sealander says. "Since the phones were down, customers couldn't call the store, so they just came in—and most were in some state of shock."

Bringing some calm to the situation, Sealander and her crew of five took care of everyone needing space after the second storm, Hurricane Frances, struck south Florida on September 5. "Sometimes we had to give customers three small units instead of one big one," she recalls, "but they were happy just to get their things under a roof."

In Orlando, Jason Turner, manager at the McCoy Shurgard, did a similar juggling act. "We didn't turn anyone away," he says. "If a customer needed 200 square feet of storage space, we'd scramble to network a handful of smaller units to make it work." Turner also offered up the store's Budget rental truck at no charge to anyone needing it during the crisis.

Improvisation was the order of the day at another Orlando storage center. Mayda Gonzalez, manager of the Alafaya Shurgard, recalls, "The place was quite a mess, but we tried to be just as helpful as we could to each and every customer." That meant giving away boxes and lending a hand whenever possible.

"Some customers simply couldn't get down here and others were out of town," Gonzalez says. In a few cases, Gonzalez covered her absentee customers' goods with plastic tarps or moved them to safer storage units, knowing more wind and rain were on the way.

Were they ever! After Hurricane Charley's mid-August appearance and Hurricane Frances' arrival on September 5, it was scarcely a week later when Ivan, the sixth most intense hurricane on record, crossed the western tip of Cuba, just 90 miles south of the Florida Keys. Then, on September 25, Hurricane Jeanne roared ashore near Stuart, Florida, marking the first time four hurricanes had hit one state during a single season since 1886.

Richard Brown, manager of the South Orange Shurgard in Orlando, was a firsthand witness to the repeated poundings of the storms. "We really didn't think we'd get hit, but after that first hurricane, we changed our minds," he says. After Charley wreaked havoc on the Orlando area, Brown's home was damaged, forcing him to move temporarily into an unused apartment at a nearby Shurgard storage center.

Ever the good Samaritan, Brown had agreed to take care of pets left behind by his neighbors who had moved to emergency shelters. On a trip to see if his home had sustained any more damage after the second hurricane and to check on his adopted menagerie, Brown discovered his home was now flooded. The third hurricane was the final straw, caving in the roof and destroying what was left of Brown's house.

"We were without power and water for days, but I had to take care of 17 dogs, seven cats, two cages full of birds, and a Shurgard store full of customers," Brown cheerfully remembers.

With so much damage caused by the first hurricane, nearly every space at every Shurgard in the storm's path filled up in a matter of days. "After the second storm, we simply ran out of room," recalls Sealander from the West Palm Beach Shurgard. "It was frustrating to not be able to help everyone, so we called all our other stores—even a few competitors—to help them find a little safe, dry space."

"Watching out for customers in times of adversity is a real credit to Shurgard's people," says District Manager Joe Bucci. "I'm so proud of our store teams," he offers. "They had their own homes and families to be concerned about, but they all showed up as scheduled like clockwork and took great care of everyone."

With 2004's hurricane season behind them, Shurgard staffers have a litany of stories to last a lifetime. Manager Jason Turner likes to tell how he spent the night Hurricane Charley's 110-mile-per-hour winds thundered through Orlando. Along with his wife, daughter, dog, and cat, Turner hunkered down in the family bathtub. "It only took an hour for the storm to pass through Orlando, but that was the longest hour of my life," he says.

"Next time, we'll definitely think about evacuating," Turner muses. "Maybe to a Shurgard storage unit, because they seem to be the safest places around!"

It takes all kinds to run a storage business

Shurgard taps execs with diverse backgrounds to manage regional portfolios

SEATTLE, WASHINGTON —

When Dave Grant, Shurgard's president and chief operating officer, returned to the company's U.S. headquarters in 2003 after heading up operations in Europe for nearly eight years, he was inspired to bring to the domestic business a technique that had worked well abroad.

In Europe, the practice is to hire locals to fill the post of country manager for each of the nations where Shurgard operates. "In Europe, it's practically a necessity," Grant explains. "With all the variations in languages, laws, building practices, and cultures, you need people who truly know the lay of the land if you hope to succeed."

Grant realized that the country manager system had another benefit. "We put much of the responsibility for site location, operations, marketing, and, ultimately, profit and loss in the hands of the people closest to the action," he says. "By placing this accountability and authority in the field, close to the customer, we were getting much better decision making."

In late 2003, Grant introduced the U.S. equivalent of Europe's country manager system by giving Shurgard's domestic regional vice presidents greater authority in their regions. While they still work with support from headquarters staff, and a real estate committee approves all development and acquisition projects, the new structure clearly gives the RVPs more influence.

Rekindling entrepreneurial spirit was one of Grant's objectives, but so was building a team of senior managers with a wide variety of backgrounds. "In Europe, it's nearly impossible to hire people with extensive experience in the storage industry because it's so new there," Grant says. "But no matter where you are, that can be an advantage as you pick up new thinking from other fields."

Across the company, the résumés of European country managers and domestic regional vice presidents are dotted with some of the most familiar names in consumer retailing. Wim Van Beveren, regional director for the Benelux countries, came to Shurgard in 1998 from McDonald's, where he worked for eight years, ultimately ascending to director of development in Belgium for the fast-food giant. Burkhart Franz, the regional director for France and southern Europe, was Van Beveren's competitor, having served as managing director for Pizza Hut France.

Learning how larger companies with longer histories of global operations created their success is an obvious benefit to hiring from companies such as McDonald's. But Shurgard also targets specific industries that have a more natural connection to the storage business.

In the U.S., Regional Vice President Larry Hoffmann spent most of his pre-Shurgard career with the powerhouses in the truck rental business, Budget and Ryder. With those companies, he accumulated a wealth of experience in operations and the logistics of running a large chain with multiple locations.

A world away in Sweden, Country Manager Peter Ågren was an attractive hire because of his years of experience in another occupancy-driven industry, the hotel business. Ågren was vice president of operations for First Hotels, a chain of 26 properties in Sweden, Denmark, and Norway, and prior to that he held several general manager posts for Scandic Hotels.



© *Malina Mara*

INTERNATIONAL BLEND: *(Left to right)* Eric Maitrejean, information technology director for Shurgard Europe; Larry Hoffmann, regional vice president for Washington, Arizona, and Colorado; Burkhart Franz, regional director for France and southern Europe; and Judy Johnson, regional vice president for the northeastern U.S., listen to their colleagues present their 2005 plans at the company's first global conference held in December 2004.

Another veteran of the hospitality industry is Shane Harris, Shurgard's regional director for the U.K. He held general management and finance positions with Six Continents PLC, operators of the InterContinental Hotels Group. He also was managing director for Express by Holiday Inn, where he led the rollout of that chain throughout Europe.

The Shurgard executive with arguably the most relevant experience at another company is Judy Johnson, a regional vice president based in McLean, Virginia. Johnson spent more than seven years with one of the largest storage chains in America. Her stores led the country in retail sales for three of the five years she was a regional vice president with that company.

While the majority of Shurgard's regional leaders have a broad background, some have rightfully earned the title of "expert" in a specialized part of business. One Shurgard RVP, for example, is an authority concerning legal matters. Harvard Law School graduate Kris Stred moved into the post of regional vice president after serving from 1992 through 1999 as Shurgard's general counsel in the U.S., and then again in Europe during 2001. As the top staff attorney, Stred managed the company's legal affairs and oversaw countless complex financial and real estate transactions.

Also bringing real estate and finance expertise to the table is Jeff Szorik. Before he took on his role as a regional vice president, he was Shurgard's assistant treasurer, working with financial analysts and the investment community, where he helped set up a number of financing arrangements with some of the largest banking institutions in the world. Prior to joining the company, Szorik practiced law and held a number of positions in real estate investing and acquisitions.

Real estate is also the calling card of Martin Brunkhorst, the regional director for Germany. He was head of acquisition and sales for Viterra, a German company that develops and manages office buildings and apartments.

Inevitably, every company will have leaders whose claim to fame isn't the number of companies listed on their résumés. They're simply smart, dedicated, well-rounded people who find a good thing and stick with it. For Shurgard in Europe, Stefan Nilsson, country manager for Denmark, wears that crown, while his U.S. counterpart is Regional Vice President Jim McNamee.

Nilsson joined Shurgard in Europe in 1994, the year the venture got off the ground, when he was named construction manager for Belgium—the site of the company's first European stores. In 1997, he moved to Sweden as construction manager, and then to the U.K. two years later to work as development manager. He returned to Scandinavia in 2000, going first to Sweden and then to Denmark in 2004.

While he certainly had a life before Shurgard, working as a project manager for a consulting company, Dave Grant says Nilsson's greatest asset is that "he's been an integral part of it all, from when we were just figuring out how to approach self storage in Europe to becoming a sizable company with 135 locations in seven countries."

McNamee is another executive who has built a long and successful career at Shurgard. He first joined the company in 1987 as an associate manager, after graduating from the University of San Diego. Showing the tenacity and business savvy that would earn him promotion after promotion, he was named regional manager in 1996 and advanced to regional vice president the next year.

After more than 17 years with Shurgard, he has become a walking encyclopedia of the best operational ideas—and the occasional pratfalls—of hiring and training management teams and the day-to-day running of storage centers. McNamee has also developed a deft hand at long-range planning, strategizing techniques to continually improve the financial performance of his stores.

"We have this incredibly varied brain trust of experience and knowledge we can draw from no matter the region or country," says Grant. "When you hear the term 'the best of all worlds,' they could be talking about Shurgard."

GLOBAL GALLERY

A roundup of newsworthy odds and ends from Shurgard's world


SHURGARD

© *Ivan Versar*

WHEELED POWER: The Tour de France® passed by Shurgard's Waterloo store in Belgium on July 6, 2004, at the beginning of the 121-mile third stage of the famed race. With 17 stages to go, eventual winner Lance Armstrong was in fifth place at the end of the day.

SHURGARD'S FIRST MEETS BEETHOVEN'S FIFTH in the city of **Bonn, Germany.** The famed deaf composer was born here in December 1770, while about a mile and two centuries away, the first Shurgard in the city was born last August on (fittingly) Bornheimer Strasse. The store, with 630 storage spaces in a new 64,000-square-foot structure, features a prominent Shurgard lighthouse, making it an instant classic—and highly visible from the Mercedes dealership across the street. Other new stores opened in Germany during the year were in Krefeld, Köln, and Wuppertal, also in the Rhine River Valley.



BONN'S BOOM: This new Shurgard in the former German capital opened during August 2004, with another Bonn storage center on the drawing board for 2005.

PLEASE BEWARE OF FALLING TREE TRUNKS should you stumble on next year's retreat of Shurgard's **Brussels, Belgium**-headquartered operations crew. The group got together for camaraderie and team-building in September, engaging in the peculiar Belgian custom of tree trunk-throwing. The fun day also included the more conventional game of soccer, as well as tug-of-war and petanque—a sport Americans would recognize as lawn bowling. One country to the north in **the Netherlands**, the Dutch operations group organized their own day of R&R, where they released pent-up energy with paintball and archery competitions, and by driving four-wheel ATVs around an obstacle course. No injuries, surprisingly, were reported at either event.



WOODEN SHOES, THEY'RE NOT: The Dutch have discovered new modes of transportation, and they tried them out at a retreat for Shurgard's operations team in the Netherlands.

WINE LIST OR STORAGE CENTER ROSTER? You be the judge when you hear the names of Shurgard's latest additions to its 34 storage centers in **France:** Pierrefitte, Bordeaux Merignac, Bordeaux Pessac, and Avignon Fontcouverte. True storage gourmets might suggest that the four new locations would go very nicely with a lightly browned serving of corrugated boxes.


SHURGARD

STAR CAR: For the grand opening of the Wambrechies Shurgard near Lille, France, visitors were invited to pose for photographs with a replica of the star of the movie *Chitty Chitty Bang Bang.*

ORLANDO'S OTHER BIG TOURIST ATTRACTION could be the new Shurgard going up on Maguire Boulevard—a hop, skip, and jump from the Orlando Executive Airport and the Orlando Fashion Square Mall in (guess where?) **Orlando, Florida.** While there are no thrill rides at the magical new Shurgard, there are also no long lines of waiting tourists.

IT'S A FAIR LOCATION that makes the new Rosewood storage center, Shurgard's second in **Columbia, South Carolina,** such a winner. Sited near the busy intersection of Rosewood Drive and Assembly Street, Shurgard is near the South Carolina State Fairgrounds as well as the University of South Carolina, bringing roughly 40,000 cars a day past the soon-to-be-familiar Shurgard lighthouse.

THE BIGGEST GARAGE SALE THIS SIDE OF PAGE 8 took place one Saturday in July at Shurgard's **Southaven, Mississippi,** storage center. To entice residents of nearby Memphis to take a peek at a just-built 22,000-square-foot addition, locals were invited to bring in their second-hand goods and put them up for sale in one of the new storage spaces. Twenty-two sellers showed up, as did more than 250 cars loaded with eager buyers. At the end of the day, a handful of garage sale merchants decided that renting from Shurgard definitely beat hauling their unsold merchandise back home.

PUTTING THE PHIL IN PHILADELPHIA is the new **Jenkintown, Pennsylvania,** Shurgard, which has been "philling" up nicely since its July 2004 opening. The storage center is located on Old York Road, the original thoroughfare connecting the City of Brotherly Love with New York City. In the 1700s, stagecoaches made the 90-mile trip in three days. Now, thanks to traffic congestion, you can make it in just under two days.

NEW JERSEY'S NEWEST Shurgard can be found on Browertown Road in **West Paterson, New Jersey,** a mere 20 miles west of New York City. The new store is the 15th member of Shurgard's Big Apple pack, extending from Long Island to the Garden State. While West Paterson and Passaic County's main claims to fame today are their roles as bedroom communities for New York City, the area was the cradle of industrial America during the revolutionary period, with Alexander Hamilton—the star of the $10 bill—sponsoring the development of cotton and silk mills nearby.


SHURGARD

THE HILLS ARE ALIVE: Shurgard's new Farmington Hills store sits on Grand River Avenue, one of suburban Detroit's busiest arterials.

GETTING UP TO SPEED IN THE MOTOR CITY during 2004 was Shurgard's 25th Detroit-area store. The new storage center in **Farmington Hills, Michigan,** has 400 feet of frontage on Grand River Avenue, where 60,000 cars a day pass by the Shurgard lighthouse. Actually, not all of them are passing by. Hundreds have stopped in and their drivers have signed leases, as the new store has gotten off to a roaring start.

THEY KNOW A THING OR TWO ABOUT LIGHTHOUSES in **San Diego, California.** The Old Point Loma Lighthouse has been standing watch over San Diego Bay since 1855. Meanwhile, the Shurgard lighthouse will start standing watch over Palm Avenue in Imperial Beach in the fall of 2005. The new storage center will sit on the main east-west road through Imperial Beach that connects to Silver Strand Boulevard, the highway leading to the historic Hotel del Coronado. And what's one of the main sights to see from the hotel? You guessed it: the Old Point Loma Lighthouse.

IT'S NOT A MIRAGE. Those actually are customers moving things in and out of the new Shurgard storage center in the upscale desert community of **Rancho Mirage, California,** near Palm Springs. Opened in July, when the 100-plus-degree weather sends many locals back to their northerly residences, the new store still registered a strong occupancy level by the end of the year. Meanwhile, about three miles and six golf courses to the south, the new **Palm Desert, California,** Shurgard opened its doors in January 2005.



FRESHLY BAKED: Shurgard's new temperature-controlled Rancho Mirage, California, storage center opened in July 2004. The average high temperature that month? A toasty 108°F, or 42°C.

THINGS AREN'T GOING SOUTH in **Northridge, California,** in the San Fernando Valley. In fact, the recently opened Shurgard there is doing anything but. Starting strong in January 2004, the newest Shurgard in the Los Angeles area was running well ahead of projected occupancy levels by the end of its first year.

THEY LEND A HAND AND THEIR FEET at Shurgard's **Seattle, Washington,** headquarters. In November, employees raised $8,000 for the B.F. Day School, Seattle's oldest continuously operating elementary school, and the one school offering special programs for homeless children. Earlier in the year, Shurgard volunteers walked and helped out at rest stops for the Shurgard co-sponsored MS Walk, a fund-raiser for the National Multiple Sclerosis Society. Several home office staffers also left their own homes on Saturday, October 9, and joined 10,000 other walkers in the 2004 Puget Sound Heart Walk, helping to raise nearly $2.4 million.

Company Profile

Shurgard Storage Centers, Inc. is one of the world's largest owners and operators in the self storage industry with 633 properties under management in 22 U.S. states as well as Belgium, France, the Netherlands, the United Kingdom, Sweden, Denmark and Germany.

Of these storage centers, the company owns or leases, either directly or through subsidiaries and joint ventures, 610 properties representing approximately 38.5 million net rentable square feet. With more than 1,500 employees, Shurgard is organized as a real estate investment trust (REIT) that acquires, owns, and manages its own storage centers.

Traded on the New York Stock Exchange under the ticker symbol "SHU," Shurgard first entered the storage business in 1972 through a predecessor company.

Shurgard's strategy is to be the global leader in the storage industry by delivering exceptional customer service at the highest quality, most convenient storage centers in the business.

Directors

ANNA KARIN ANDREWS (N, T)
Vice President,
Business Development and Information Technology,
Northwest Hospital

CHARLES K. BARBO
Chairman and Chief Executive Officer,
Shurgard Storage Centers, Inc.

HOWARD P. BEHAR (C, N)
President,
Starbucks Coffee North America, Retired

RICHARD P. FOX (A, C)
Managing Partner, Ernst & Young, Retired;
Principal, RavenFire LLC

DAVID K. GRANT
President and Chief Operating Officer,
Shurgard Storage Centers, Inc.

RAYMOND A. JOHNSON (C, N)
Co-Chairman, Nordstrom, Inc., Retired;
Principal, RAJ Consulting, LLC

W. THOMAS PORTER (A, N*)
(Lead Independent Director)
Executive Vice President, Seafirst Bank, Retired

GARY E. PRUITT (A, C, N)
Chairman and Chief Executive Officer, Univar N.V.

A – Audit Committee; C – Compensation Committee;
N – Nominating and Corporate Governance Committee;
*T – Technology Committee; * Committee Chair*

Senior Management

CHARLES K. BARBO
Chairman and Chief Executive Officer

DAVID K. GRANT
President and Chief Operating Officer

HARRELL L. BECK
Executive Vice President,
Chief Investment Officer, Treasurer

DEV GHOSE
Executive Vice President, Chief Financial Officer

STEVEN K. TYLER
Senior Vice President, Retail Services

RONALD O. NEWHOUSE
Vice President, Real Estate Development

JANE A. ORENSTEIN
Vice President, General Counsel, Secretary

TERRY L. PRETHER
Vice President, Chief Information Officer

LAWRENCE R. HOFFMANN
Regional Vice President

JUDITH ALBY JOHNSON
Regional Vice President

JAMES M. McNAMEE
Regional Vice President

KRISTIN H. STRED
Regional Vice President

JEFFREY SCOTT SZORIK
Regional Vice President

Shurgard by the numbers

Perhaps the best way to size up a company is to take a look at its performance over the long haul. On this page, you can get a 10-year glance at Shurgard's key statistics and see that the trends are pointing in the right direction.



UNITED STATES
Seattle/Tacoma
Olympia
Spokane
WA
Vancouver
Portland
Salem
OR
CA
Sacramento
San Francisco
LA / Orange County
San Diego
AZ
Phoenix
Tucson
CO
Denver
TX
Dallas
Austin
Houston
San Antonio
MN
Minneapolis / St. Paul
MI
Lansing
Jackson
Detroit
Chicago
IL
IN
Indianapolis
KY
Bowling Green
Nashville
TN
Memphis
MS
GA
Atlanta
SC
Columbia
Charleston
Greenville
NC
Charlotte
Greensboro
Raleigh
VA
Richmond
Washington, DC
Norfolk / VA Beach
MD
NJ
PA
Philadelphia
NY
New York City
Long Island
FL
Orlando
Daytona Beach
Tampa
Ft. Lauderdale / Palm Beach
1-10 stores
11-20 stores
21-30 stores
31+ stores



SWEDEN
Stockholm
Göteborg
Malmö
DENMARK
Copenhagen
U.K.
London
NETHERLANDS
GERMANY
Düsseldorf
BELGIUM
Lille
Paris
FRANCE
Bordeaux
Lyon
Marseille
EUROPE

Arizona	23	Maryland	11	Pennsylvania	7
California	53	Michigan	27	S. Carolina	15
Colorado	9	Minnesota	19	Tennessee	13
Florida	40	Mississippi	1	Texas	65
Georgia	18	New Jersey	7	Virginia	35
Illinois	23	New York	11	Washington	60
Indiana	13	N. Carolina	34		
Kentucky	1	Oregon	13	TOTAL	498

U.S. STORES

As of December 31, 2004.

Belgium	18	Netherlands	29
Denmark	7	Sweden	22
France	34	U.K.	16
Germany	9	TOTAL	135

EUROPE STORES

As of December 31, 2004.

ANNUAL REVENUE GROWTH / U.S.

Since 1995, Shurgard's revenue in the U.S. has grown by 234%.



$ 350
300
250
200
150
100
96.8
110.4
140.4
162.0
184.1
208.5
238.7
269.4
299.2
323.6
95
96
97
98
99
00
01
02
03
04

Dollars in millions.

ANNUAL REVENUE GROWTH / EUROPE

Shurgard's revenue in Europe has increased by 20 times since 1998.



€ 80
70
60
50
40
30
20
10
4.1
7.6
15.2
29.8
46.0
60.9
82.1
98
99
00
01
02
03
04

Euros in millions.

ANNUAL DIVIDEND GROWTH

This graph follows the steady growth of the dollar amount of dividends paid per share.



$2.30
2.20
2.10
2.00
1.90
1.80
1.84
1.88
1.92
1.96
2.00
2.04
2.08
2.12
2.16
2.20
95
96
97
98
99
00
01
02
03
04

VALUE OF $10,000 INVESTED

This graph tracks the value of a $10,000 investment from January 1, 1995, assuming all dividends were reinvested.



$ 60
55
50
45
40
35
30
25
20
15
10
Shurgard
NASDAQ
S&P 500
DJIA
Russell 2000
95
96
97
98
99
00
01
02
03
04

Dollars in thousands as of December 31 of each year.

CUSTOMERS IN U.S.

From 1995 to 2004, the number of self storage units occupied at Shurgard's U.S. stores has grown by 91 percent.



250
225
200
175
150
125
119.8
125.5
136.3
142.8
155.8
171.3
179.3
204.2
221.3
229.2
95
96
97
98
99
00
01
02
03
04

Customers in thousands as of December 31 of each year, based on count of one customer per unit rented.

CUSTOMERS IN EUROPE

The total number of storage spaces occupied in Shurgard's European storage centers now exceeds 50,000.



60
50
40
30
20
10
4.5
7.0
14.5
25.4
33.8
44.7
56.1
98
99
00
01
02
03
04

Customers in thousands as of December 31 of each year, based on count of one customer per unit rented.

PORTFOLIO GROWTH

Shurgard's total portfolio has grown by 136 percent since 1995.



800
700
600
500
400
300
200
- U.S.
- Europe
3
265
4
267
9
16
332
28
357
47
385
72
407
96
466
122
495
135
95
96
97
98
99
00
01
02
03
04

Shurgard properties as of December 31 of each year; includes owned, leased, and managed stores.

SOURCES OF INCOME

The disparity between the real estate investment in new stores and the revenue produced by those stores demonstrates the significant embedded growth potential in Shurgard's portfolio.



28%
72%
14%
86%
96%
Same stores
New stores
Investment
Revenue
NOI*

Net Operating Income (consolidated NOI after indirect and leasehold expense)